FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

27 July 2026

AstraZeneca results: H1 and Q2 2026

Growth momentum continues. On track to deliver ambition of $80 billion in Total Revenue in 2030

Revenue and EPS summary

	H1 2026	% Change		Q2 2026	% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	28,896	8	5	14,510	5	4
- Alliance Revenue	1,699	31	29	874	34	33
Product Revenue	30,595	9	6	15,384	6	5
Collaboration Revenue	77	(6)	(9)	–	n/m	n/m
Total Revenue	30,672	9	6	15,384	6	5
Reported EPS ($)	3.60	4	3	1.61	2	(2)
Core[2] EPS ($)	5.21	12	11	2.63	21	18

Key performance elements for H1 2026

(Growth numbers at constant exchange rates)

●	Total Revenue up 6%, with double-digit growth in Oncology and Rare Disease offsetting headwinds from Farxiga US loss of exclusivity and China volume-based procurement
●	Core Operating profit and Core EPS increased 11%
●	Interim dividend increased 3 cents to $1.06 per share (79.5 pence, 10.32 SEK)
●	30 approvals in major regions since Q4 2025 results

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

“In the first half we saw strong performance and continued pipeline delivery, including six key positive Phase III programmes and eight first approvals in major markets, including in the US for Baxfendy, our first-in-class medicine for hypertension.

While we are disappointed by the CARDIO-TTRansform outcome, we are on track to deliver our $80bn Total Revenue ambition, which assumes successes and setbacks. We remain confident in the strength of our pipeline and have more than twenty high-value readouts due over the next 18 months.

We continue to invest at pace in our transformative technologies, and in our commercial execution to bring our innovative medicines to patients around the globe and drive growth beyond 2030.”

Guidance

AstraZeneca reconfirms Total Revenue and Core EPS guidance3 for FY 2026 at CER, based on the average foreign exchange rates through 2025.

Total Revenue is expected to increase by a mid-to-high single-digit percentage

Core EPS is expected to increase by a low double-digit percentage

The Core Tax rate is expected to be between 18-22%

If foreign exchange rates for July 2026 to December 2026 were to remain at the average rates seen in June 2026, it is anticipated that Total Revenue in FY 2026 would benefit from a low single-digit percentage positive impact (unchanged) compared to the performance at CER, and Core EPS growth would be broadly similar (unchanged) to the growth at CER.

Results highlights

Table 1: Milestones achieved since the prior results announcement

Phase III and other registrational data readouts

Medicine	Trial	Indication	Event
Imfinzi	VOLGA	MIBC not candidates for cisplatin	Primary endpoint met
Imfinzi	EMERALD-2	Adjuvant HCC	Primary endpoint not met
Imfinzi	NILE	1L bladder cancer	Primary endpoint met
sone-ve	CLARITY-Gastric01	2L+ Cldn18.2+ gastric/GEJ cancer	Primary endpoint met
Wainua	CARDIO-TTRansform	ATTR-CM	Primary endpoint not met
Ultomiris	TMA-313	HSCT-TMA (adults)	Primary endpoint not met
Ultomiris	ALXN1210-MG-319	gMG (paediatric)	Primary endpoint met

Regulatory approvals

Medicine	Trial	Indication	Region
Calquence	AMPLIFY	1L CLL (fixed duration)	JP
Datroway	TROPION-Breast02	1L TNBC for patients where immunotherapy is not an option	US
Enhertu	DESTINY-Breast05	High-risk HER2+ early breast cancer (post-neoadjuvant)	US
Enhertu	DESTINY-Breast11	Neoadjuvant HER2+ Stage II or III breast cancer	US
Enhertu	DESTINY-PanTumor02 / DESTINY-Lung01 / DESTINY-CRC02	HER2-positive solid tumours	EU
Etcamah (camizestrant)	SERENA-6	ESR1m HR+ HER2- 1L locally advanced or metastatic breast cancer	EU, JP
Imfinzi	POTOMAC	NMIBC	US
Imfinzi	MATTERHORN	Resectable gastric/GEJ cancer	JP
Orphathys	NCT04923932	3L+ MET+ gastric/GEJ cancer	CN
Truqap	CAPItello-281	PTEN-deficient mHSPC	US
Baxfendy	BaxHTN	Hypertension	US
Fasenra	NATRON	Hypereosinophilic syndrome	US, EU, JP, CN

Regulatory submissions or acceptances* in major regions

Medicine	Trial	Indication	Region
Baxfendy	BaxHTN / Bax24 / BaxAsia	Hypertension	JP
tozorakimab	OBERON / TITANIA / MIRANDA / PROSPERO	COPD	EU, CN
Ultomiris	I CAN	IgAN	US, JP
efzimfotase alfa	MULBERRY / CHESTNUT / HICKORY	HPP	JP

* US, EU and China regulatory entries in this table denote filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix document in the financial results section of the AstraZeneca investor relations website: www.astrazeneca.com/investor-relations.html

Table 2: Key elements of financial performance: Q2 2026

For the quarter	Reported	Change		Core	Change
ended 30 June	$m	Act	CER	$m	Act	CER
Product Revenue	15,384	6	5	15,384	6	5	● See Tables 3, 7, 23, 24 and 25 for further details of Product Revenue, Product Sales and Alliance Revenue
Collaboration Revenue	—	n/m	n/m	—	n/m	n/m	● See Tables 4 and 26 for further details of Collaboration Revenue
Total Revenue	15,384	6	5	15,384	6	5	● See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	84	+1pp	—	84	+1pp	+1pp
+
Variations in Gross Margin can be expected between periods due to various factors, including fluctuations in foreign exchange rates, product seasonality and Collaboration Revenue
–
Pricing headwinds, including those driven by loss of exclusivity and VBP in China

R&D expense	4,053	14	13	3,662	6	5
●
Core R&D: 24% of Total Revenue
+
Increasing number of trials, and patients in those trials
+
Investments in transformative technologies
+
Addition of R&D projects from business development
+
Positive data readouts for high value pipeline opportunities that have ungated large late-stage trials

SG&A expense	5,651	16	14	4,050	7	4	● Core SG&A: 26% of Total Revenue + Investment to support ongoing and future launches
Other operating income and expense[4]	152	92	93	152	>2x	>2x	+ Various partner milestones
Operating profit	3,164	(10)	(13)	5,158	12	10
Operating Margin (%)	21	-4pp	-4pp	34	+2pp	+2pp
Net finance expense	355	(4)	(8)	340	13	8	+ Lower interest income on short-term deposits – Reported Net finance expense benefitted from a lower discount unwind on contingent consideration liabilities
Tax rate (%)	10	-11pp	-11pp	15	-6pp	-6pp	– Benefit from adjustments to deferred tax assets, as a result of certain internal legal entity changes. ● Variations in the tax rate can be expected between periods
EPS ($)	1.61	2	(2)	2.63	21	18

For dollar values in this table, the unit of change is percent. For Gross Margin, Operating Margin and Tax rate, the unit of change is percentage points (pp).

In the table above, R&D expense, SG&A expense and Net finance expense are displayed as positive numbers. The plus and minus symbols next to comments denote the directional impact of the item being discussed. For example, a plus symbol next to a comment about an R&D item indicates that the item increased R&D expenditure relative to the prior year period.

Corporate and business development

Dizal Pharmaceutical Co

In July 2026, AstraZeneca entered into an exclusive license agreement with Dizal Pharmaceutical Co (Dizal), Ltd for Zegfrovy (sunvozertinib), a novel oral irreversible EGFR inhibitor for patients with lung cancer.

AstraZeneca will acquire worldwide rights to develop and commercialise Zegfrovy, which is approved in the US and China for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy.

AstraZeneca will make an upfront payment to Dizal of $600m and additional payments of up to $900m upon achievement of specific development, regulatory and sales-related milestones. Additionally, Dizal will receive tiered royalties on the global sales of Zegfrovy. The transaction is expected to close in the second half of 2026, subject to customary closing conditions and regulatory clearances.

Sino Biopharmaceutical

In July 2026, AstraZeneca and Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (CTTQ), a subsidiary of Sino Biopharmaceutical Limited, entered into an exclusive licence agreement for the development, manufacturing and commercialisation of CTTQ’s PDE3/4 inhibitor, TQC3721, which is being developed for respiratory indications.

Sino Biopharmaceutical Limited is eligible to receive an upfront payment of $200m, with additional development, regulatory and sales milestones up to $1.9bn, as well as tiered royalties ranging up to double-digit percentages based on the annual net sales of TQC3721 products.

The agreement is subject to customary closing conditions, including regulatory clearances.

Sustainability highlights

In July 2026, AstraZeneca hosted a call for investors to discuss the latest developments in its Sustainability strategy. A replay of the call is available on astrazeneca.com.

Reporting calendar

The Company intends to publish its 9M and Q3 2026 results on 30 October 2026.

Conference call

A conference call and webcast for investors and analysts will begin today, 27 July 2026, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Notes

1.

Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2026 vs. 2025. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.

Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Tables 10 and 11 in the Financial Performance section of this document.

3.

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the Cautionary statements section regarding forward-looking statements at the end of this announcement.

4.

Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group’s financial statements.

Revenue drivers

Table 3: Product Revenue (PR) by medicine

	H1 2026		% Change		Q2 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Tagrisso	3,775	12	8	6	1,941	13	7	6
Imfinzi	3,548	12	31	29	1,854	12	27	27
Calquence	1,944	6	19	16	1,022	7	17	16
Lynparza	1,610	5	3	(1)	829	5	(1)	(3)
Enhertu	1,719	6	36	32	888	6	33	31
Zoladex	631	2	7	3	316	2	7	3
Truqap	431	1	43	41	233	2	37	37
Imjudo	160	1	(6)	(7)	83	1	(7)	(7)
Datroway	98	–	>6x	>6x	55	–	>5x	>5x
Etcamah	3	–	n/m	n/m	3	–	n/m	n/m
Other Oncology	204	1	(6)	(8)	102	1	(4)	(5)
Oncology PR	14,123	46	18	15	7,326	48	16	15
Farxiga	3,998	13	(5)	(11)	1,804	12	(16)	(19)
Crestor	686	2	8	4	332	2	4	1
Lokelma	419	1	28	26	221	1	26	26
Seloken	337	1	9	5	157	1	6	2
Brilinta	186	1	(64)	(66)	80	1	(62)	(63)
Wainua	121	–	44	44	70	–	58	58
roxadustat	57	–	(63)	(64)	14	–	(81)	(82)
Baxfendy	3	–	n/m	n/m	3	–	n/m	n/m
Other CVRM	206	1	(25)	(28)	91	1	(34)	(35)
Cardiovascular, Renal & Metabolism PR	6,013	20	(8)	(12)	2,772	18	(15)	(18)
Symbicort	1,418	5	(1)	(4)	671	4	(6)	(8)
Fasenra	1,053	3	14	12	570	4	14	13
Breztri	699	2	20	17	346	2	22	20
Tezspire	694	2	43	40	390	3	46	45
Saphnelo	380	1	25	24	209	1	25	24
Pulmicort	269	1	2	(3)	120	1	13	9
Airsupra	87	–	24	23	50	–	19	18
Other R&I	150	–	(13)	(15)	75	–	11	8
Respiratory & Immunology PR	4,750	16	12	9	2,431	16	13	11
Beyfortus	194	1	(18)	(18)	79	1	(37)	(37)
FluMist	26	–	>2x	>2x	18	–	79	78
Other ID	92	–	(43)	(47)	34	–	(31)	(34)
Infectious Disease PR	312	1	(24)	(26)	131	1	(29)	(30)
Ultomiris	2,584	8	16	14	1,314	9	12	12
Soliris	778	3	(20)	(22)	389	3	(27)	(28)
Strensiq	1,053	3	41	40	536	3	36	36
Koselugo	347	1	26	21	177	1	29	27
Other Rare Disease	149	–	32	25	74	–	36	33
Rare Disease PR	4,911	16	13	11	2,490	16	9	8
Other Medicines PR	486	2	(6)	(8)	234	2	(4)	(6)
Product Revenue	30,595	100	9	6	15,384	100	6	5

Alliance Revenue included above:
Enhertu	1,058	3	27	24	550	4	26	24
Tezspire	372	1	31	31	218	1	41	41
Beyfortus	123	–	12	12	32	–	14	14
Datroway	93	–	>6x	>6x	51	–	>4x	>4x
Other royalty revenue	51	–	10	10	22	–	(4)	(4)
Other Alliance Revenue	2	–	(22)	(22)	1	–	(42)	(42)
Alliance Revenue	1,699	6	31	29	874	6	34	33

Table 4: Collaboration Revenue

	H1 2026	% Change		Q2 2026	% Change
	$m	Actual	CER	$m	Actual	CER
Farxiga: sales milestones	44	(43)	(45)	–	n/m	n/m
Crestor: sales milestones	32	n/m	n/m	–	n/m	n/m
Others	1	n/m	n/m	–	n/m	n/m
Collaboration Revenue	77	(6)	(9)	–	n/m	n/m

Table 5: Total Revenue by Therapy Area

	H1 2026		% Change		Q2 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	14,124	46	18	15	7,327	48	16	15
- Cardiovascular, Renal & Metabolism	6,089	20	(8)	(12)	2,772	18	(15)	(18)
- Respiratory & Immunology	4,750	15	12	9	2,431	16	13	11
- Infectious Disease	312	1	(24)	(26)	131	1	(29)	(30)
BioPharmaceuticals	11,151	36	(1)	(5)	5,334	35	(5)	(7)
Rare Disease	4,911	16	13	11	2,490	16	9	8
Other Medicines	486	2	(7)	(9)	233	2	(7)	(8)
Total Revenue	30,672	100	9	6	15,384	100	6	5

Table 6: Total Revenue by region

	H1 2026		% Change		Q2 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	12,890	42	8	8	6,686	43	6	6
- Emerging Markets ex. China	4,809	16	15	10	2,334	15	14	11
- China	3,510	11	–	(5)	1,587	10	(7)	(13)
Emerging Markets	8,319	27	8	3	3,921	25	4	–
Europe	6,822	22	17	8	3,417	22	11	7
Established RoW	2,641	9	3	5	1,361	9	4	8
Total Revenue	30,672	100	9	6	15,384	100	6	5

Table 7: Product Revenue by region

	H1 2026		% Change		Q2 2026		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	12,889	42	8	8	6,685	43	6	6
- Emerging Markets ex. China	4,809	16	15	10	2,334	15	14	11
- China	3,510	11	–	(5)	1,587	10	(7)	(13)
Emerging Markets	8,319	27	8	3	3,921	25	4	–
Europe	6,822	22	17	8	3,417	22	11	7
Established RoW	2,565	8	4	6	1,361	9	4	9
Total Product Revenue	30,595	100	9	6	15,384	100	6	5

Total Revenue by Medicine

Oncology

Tagrisso

H1 2026	Total	% Change		● Strong demand growth across indications and key regions, positioned as backbone
$m	Revenue	Actual	CER	across all stages of EGFRm NSCLC. Leading combination in 1L NSCLC (FLAURA2)
US	1,579	10	10	● Robust underlying demand
Emerging Markets	1,048	4	-	● More competitive environment in China in a slowing EGFRm TKI market
Europe	769	17	8
Established RoW	379	(1)	2	● Recent competitor entrant
Total	3,775	8	6

Imfinzi

H1 2026	Total	% Change		● Strong demand growth across all regions from existing indications and new
$m	Revenue	Actual	CER	launches
US	2,008	28	28	● Demand growth led by new GI and GU launches (MATTERHORN, NIAGARA)
Emerging Markets	398	35	32	● Strong growth in GI (HIMALAYA, TOPAZ) including new launches (MATTERHORN)
Europe	781	45	34	● Early momentum for new lung (ADRIATIC), GI (MATTERHORN) and GU (NIAGARA) launches
Established RoW	361	15	20	● Demand growth from new launches across GYN (DUO-E), GU (NIAGARA) and lung (ADRIATIC, AEGEAN)
Total	3,548	31	29

Calquence

H1 2026	Total	% Change		● Sustained BTKi leadership in front-line CLL with launch momentum across
$m	Revenue	Actual	CER	finite use for 1L CLL (AMPLIFY) and 1L MCL (ECHO)
US	1,286	18	18	● Strong demand growth from ongoing leadership in front-line CLL BTKi market
Emerging Markets	137	33	26
Europe	442	20	11	● Further expansion in finite use for 1L CLL and 1L MCL
Established RoW	79	9	7
Total	1,944	19	16

Lynparza

H1 2026	Total	% Change
$m	Revenue	Actual	CER	● Global leadership in mature first-generation PARPi market
US	659	(4)	(4)	● Demand growth offset by channel mix and inventory destocking
Emerging Markets	343	6	(1)	● Affected by generic competition in China and VBP implementation
Europe	480	13	4	● Continued uptake in prostate (PROpel) and breast (OlympiA) indications
Established RoW	128	1	3
Total	1,610	3	(1)

Enhertu

Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $2,961m in H1 2026 (H1 2025: $2,289m). US in-market sales, recorded by Daiichi Sankyo, amounted to $1,440m in H1 2026 (H1 2025: $1,128m). For periods up to and including Q3 2025, AstraZeneca’s mid-single-digit percentage royalty on Daiichi Sankyo’s sales in Japan is recorded in Europe; from Q4 2025 this royalty is recorded in Established RoW.

H1 2026	Total	% Change		● Standard-of-care in HER2-positive (DESTINY-Breast03) and HER2-low
$m	Revenue	Actual	CER	(DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers
US	694	28	28	● Ongoing adoption in 1L HER2-positive breast cancer (DESTINY-Breast09)
Emerging Markets	528	45	41	● Continued adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from 1 January 2025
Europe	401	28	18	● Further demand growth in chemotherapy naïve HER2-low breast cancer
Established RoW	96	>2x	>2x
Total	1,719	36	32

Other Oncology medicines

H1 2026	Total	% Change
$m	Revenue	Actual	CER
Zoladex	632	8	3	● Growth across Emerging Markets
Truqap	431	43	41	● Achieved peak share in second-line biomarker-altered metastatic breast cancer
Imjudo	160	(6)	(7)	● Continued GI (HIMALAYA) growth ex-US, offset by US destocking and lower demand in some markets
Datroway	98	>7x	>6x	● Continued uptake in breast cancer and EGFRm later-line lung cancer ● Combined global sales by AstraZeneca and Daiichi Sankyo: $225m (H1 2025: $45m)
Etcamah	3	n/m	n/m	● Sales from first launch markets
Other Oncology	204	(6)	(8)	● Generic erosion across markets

Other Oncology includes $14m of Total Revenue from Orpathys, partnered with HUTCHMED.

BioPharmaceuticals – Cardiovascular, Renal & Metabolism

Farxiga

H1 2026	Total	% Change		● Growth impacted by US LoE and China VBP
$m	Revenue	Actual	CER
US	668	(17)	(17)	● Multiple generics launched in Q2 2026
Emerging Markets	1,618	(6)	(13)	● Affected by generic competition and VBP implementation in China in Q1 2026
Europe	1,586	10	1	● Demand growth offset by generic entry in the UK in Q3 2025
Established RoW	169	(44)	(45)	● Generic T2D entry in Japan in Q4 2025. Milestone receipt in Q1 2026
Total	4,042	(6)	(11)

Other CVRM medicines

H1 2026	Total	% Change
$m	Revenue	Actual	CER
Crestor	719	13	9	● Growth driven by Emerging Markets and Est. RoW. Milestone receipt in Q1 2026
Lokelma	419	28	26	● Strong growth in all major regions
Seloken	337	9	5	● Growth driven by Emerging Markets
Brilinta	186	(64)	(66)	● Decline driven by generic entry in the US and Europe in Q2 2025
Wainua	121	44	44	● Demand growth in ATTR-PN and geographic expansion
roxadustat	57	(63)	(64)	● Affected by generic competition in China and VBP implementation in Q1 2026
Baxfendy	3	n/m	n/m	● US launch in hypertension in Q2 2026
Other CVRM	206	(25)	(28)	● Generic erosion

BioPharmaceuticals - Respiratory & Immunology

Symbicort

H1 2026	Total	% Change		● Market leader in ICS/LABA class with increasing generic competition
$m	Revenue	Actual	CER
US	545	(9)	(9)	● New generic competitor entered the market
Emerging Markets	417	4	-
Europe	296	9	1
Established RoW	160	(5)	(8)
Total	1,418	(1)	(4)

Fasenra

H1 2026	Total	% Change		● Expanded severe eosinophilic asthma market share leadership in IL-5 class,
$m	Revenue	Actual	CER	further fuelled by accelerated EGPA indication launches
US	594	7	7	● Strong demand with expanded IL-5 class leadership partially offset by Q1 inventory movement and gross-to-net adjustments
Emerging Markets	92	75	69	● Strong China uptake post Q1 2026 NRDL listing with growth in other key markets
Europe	258	13	4	● Increased leadership in severe eosinophilic asthma partially offset by pricing
Established RoW	109	31	33	● Strong growth supported by EGPA in Japan
Total	1,053	14	12

Breztri

H1 2026	Total	% Change		● Fastest growing medicine within the expanding FDC triple class (ICS/LABA/LAMA)
$m	Revenue	Actual	CER
US	309	5	5	● Consistent share growth offset by unfavourable gross-to-net adjustments. ● Approval for asthma in April 2026
Emerging Markets	208	34	27	● Market share leadership within FDC triple class in China
Europe	127	45	34	● Sustained growth from market share gains
Established RoW	55	24	24
Total	699	20	17

Tezspire

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $1,150m in H1 2026 (H1 2025: $826m).

H1 2026	Total	% Change		● Sustained demand growth in severe asthma with launch momentum across
$m	Revenue	Actual	CER	multiple markets
US	372	31	31	● Continued strong demand growth in severe asthma and launch of CRSwNP
Emerging Markets	44	>2x	>2x	● Strong continued uptake
Europe	202	57	46	● Continued new-to-brand leadership across multiple markets and market growth
Established RoW	75	39	43
Total	694	43	40

Other R&I medicines

H1 2026	Total	% Change
$m	Revenue	Actual	CER
Saphnelo	380	25	24	● Strong US demand growth, ongoing launches in Europe and Established RoW
Pulmicort	269	2	(3)	● Continued pressure in China, Europe, and Established RoW
Airsupra	87	24	23	● US demand volume growth
Other R&I	150	(13)	(15)

BioPharmaceuticals – Infectious Disease

Beyfortus Total Revenue reflects the sum of Product Sales from AstraZeneca’s sales of manufactured product to Sanofi, and Alliance Revenue from AstraZeneca’s share of gross profits and royalties on sales in major markets outside the US.

H1 2026	Total	% Change
$m	Revenue	Actual	CER
Beyfortus	194	(18)	(18)	● Partner’s adjustment of inventory levels
FluMist	26	>2x	>2x
Other ID	92	(43)	(47)	● Other includes Synagis, which declined due to competition from Beyfortus

Rare Disease

Ultomiris

Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the ~20-30% of PNH patients who experience clinically significant EVH.

H1 2026	Total	% Change		● Growth due to patient demand, both naïve to C5 medicines and conversion from
$m	Revenue	Actual	CER	Soliris across all indications (gMG, NMOSD, aHUS and PNH)
US	1,398	10	10	● Demand growth across indications, including within the competitive gMG and PNH landscapes
Emerging Markets	190	68	65	● Expansion into new markets and growth in patient demand
Europe	605	22	12	● Demand growth following launches; competition in gMG and PNH
Established RoW	391	13	17	● Continued conversion and strong patient demand
Total	2,584	16	14

Soliris

H1 2026	Total	% Change		● Decline driven by conversion of patients to Ultomiris across all indications,
$m	Revenue	Actual	CER	competition in gMG and PNH
US	414	(27)	(27)	● Affected by biosimilar pressure
Emerging Markets	248	10	6	● Growth from launches
Europe	61	(46)	(50)	● Affected by biosimilar pressure in PNH and aHUS
Established RoW	55	(20)	(21)
Total	778	(20)	(22)

Strensiq

H1 2026	Total	% Change		● Growth driven by continued HPP patient demand
$m	Revenue	Actual	CER
US	859	47	47
Emerging Markets	65	30	13
Europe	68	20	10	● Demand growth following new launches
Established RoW	61	10	14
Total	1,053	41	40

Other Rare Disease medicines

H1 2026	Total	% Change
$m	Revenue	Actual	CER
Koselugo	347	26	21	● Continued patient demand and geographic expansion. Strong uptake following launch of adult indication. US growth offset by competitive pressures
Other Rare Disease	149	32	25	● Other Rare Disease medicines include Kanuma and Beyonttra (JP only)

Other Medicines

H1 2026	Total	% Change
$m	Revenue	Actual	CER
Other Medicines	486	(7)	(9)	● Generic erosion

R&D progress

This section covers R&D events and milestones that occurred from 29 April 2026 up to and including 26 July 2026. A comprehensive view of AstraZeneca’s pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on AstraZeneca’s investor relations webpage. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at one major medical congress since the prior results announcement: the American Society of Clinical Oncology Annual Meeting 2026 (ASCO). At this meeting, more than 85 abstracts were presented featuring 23 approved and potential new medicines including 25 oral presentations.

Calquence

Approval JP	AMPLIFY June 2026 New disclosure	● As time-limited treatment (fixed-duration regimen) in combination with venetoclax for the treatment of adult patients with chronic lymphocytic leukaemia (including small lymphocytic lymphoma).

Datroway

Approval US	TROPION-Breast02 May 2026	● Unresectable or metastatic TNBC not candidates for PD-1/PD-L1 inhibitor therapy.
CHMP opinion EU	TROPION-Breast02 June 2026	● 1st-line treatment of unresectable or metastatic TNBC not candidates for PD-1/PD-L1 inhibitor therapy.

Enhertu

Approval US	DESTINY-Breast05 May 2026	● As adjuvant treatment for HER2-positive (IHC 3+ or ISH+) breast cancer with residual invasive disease following neoadjuvant trastuzumab (with or without pertuzumab) and taxane-based treatment.
Approval US	DESTINY-Breast11 May 2026	● As neoadjuvant treatment for HER2-positive (IHC 3+ or ISH+) Stage II or III breast cancer, as determined by an FDA-authorised test followed by a taxane, trastuzumab, and pertuzumab.
Approval EU	DESTINY-PanTumor02 / DESTINY-Lung01 / DESTINY-CRC02 June 2026	● As monotherapy for the treatment of unresectable or metastatic HER2-positive (IHC 3+) solid tumours who have received prior treatment and who have no satisfactory treatment options.
CHMP opinion EU	DESTINY-Breast09 July 2026 New disclosure	● In combination with pertuzumab for the 1st-line treatment of adult patients with unresectable or metastatic HER2-positive breast cancer.

Etcamah (camizestrant)

Approval EU	SERENA-6 July 2026
●
In combination with a CDK4/6 inhibitor (palbociclib, ribociclib, or abemaciclib) for ER-positive, HER2-negative, locally advanced or metastatic breast cancer upon detection of ESR1 mutation and without disease progression during first-line endocrine therapy in combination with a CDK4/6 inhibitor.

Approval JP	SERENA-6 June 2026 New disclosure	● Inoperable or recurrent hormone receptor-positive, HER2-negative breast cancer with ESR1 mutation confirmed during endocrine therapy and no disease progression has been observed.

Imfinzi

Phase III readout	VOLGA May 2026
●
Perioperative treatment with Imfinzi in combination with neoadjuvant enfortumab vedotin demonstrated statistically significant and clinically meaningful improvements in EFS and OS in patients with MIBC versus standard of care.

Phase III data presentation	EMERALD-3 June 2026
●
Positive results from the EMERALD-3 Phase III trial demonstrated the STRIDE regimen combined with lenvatinib and TACE demonstrated a 30% reduction in the risk of disease progression or death versus TACE alone (PFS HR 0.70; 95% CI 0.57-0.86; p=0.0007). The median PFS was 13.0 months for this regimen versus 9.8 months for TACE. For the secondary endpoint of OS, a positive trend was observed in favour of the STRIDE regimen with lenvatinib and TACE versus TACE alone (HR 0.84; 95% CI 0.65-1.09; p=0.1814).

Approval US	POTOMAC May 2026	● In combination with Bacillus Calmette-Guérin is indicated for the treatment of adult patients with BCG-naive, high-risk non-muscle-invasive bladder cancer.
Approval JP	MATTERHORN June 2026 New disclosure
●
In combination with FLOT chemotherapy as neoadjuvant and adjuvant treatment, followed by adjuvant Imfinzi monotherapy, is indicated for the treatment of adults with resectable gastric or gastroesophageal junction adenocarcinoma.

Regulatory update EU	POTOMAC July 2026 New disclosure
●
Voluntary withdrawal of the Type II variation application for Imfinzi in combination with Bacillus Calmette-Guérin for the treatment of BCG-naïve, high-risk non-muscle-invasive bladder cancer, based on the POTOMAC Phase III trial.

Phase III readout	EMERALD-2 Q2 2026 New disclosure
●
The EMERALD-2 Phase III trial of Imfinzi in combination with bevacizumab as adjuvant therapy after curative resection or ablation in HCC patients at high risk of recurrence did not meet the primary endpoint of recurrence-free survival versus placebo. The safety and tolerability profiles for Imfinzi monotherapy and in combination with bevacizumab were consistent with the established profiles of each product.

Phase III readout	NILE Q2 2026 New disclosure
●
Positive high-level results from the NILE Phase III trial showed that one dual primary endpoint was met, with Imfinzi plus chemotherapy demonstrating a statistically significant and clinically meaningful improvement in OS versus chemotherapy as 1st-line treatment for patients with PD-L1 high unresectable, locally advanced or metastatic urothelial cancer. Imfinzi plus Imjudo with chemotherapy did not meet the other dual primary endpoint of OS versus chemotherapy in the same PD-L1 high population. The safety profiles for Imfinzi and Imjudo were consistent with their known profiles.

Phase III update	PACIFIC-8 Q2 2026 New disclosure
●
Recruitment into the PACIFIC-8 Phase III trial of Imfinzi in combination with domvanalimab versus Imfinzi alone in patients with PD-L1 positive Stage III unresectable NSCLC has been discontinued based on results of the Arcus/Gilead Phase III trials STAR-121 and STAR-221 containing domvanalimab. There were no new safety signals in PACIFIC-8.

Lynparza

Regulatory update CN	PROfound June 2026 New disclosure	● Label revision to remove PROfound indication (BRCAm mCRPC) based on conditional approval lapse; Post Marketing Commitment not fulfilled.

Orpathys

Approval CN	NCT04923932 July 2026	● Locally advanced or metastatic gastric cancer or gastroesophageal junction adenocarcinoma patients with MET amplification who have failed at least two prior systemic treatments.

sonesitatug vedotin (sone-ve)

Phase III readout	CLARITY-Gastric01 July 2026 New disclosure
●
The CLARITY-Gastric01 global Phase III trial for sonesitatug vedotin had dual primary endpoints of OS in 3rd and later-line treatment and progression-free survival (PFS) in the overall trial population.
●
The trial met the dual primary endpoint of OS in 3rd and later-line treatment, and a key secondary endpoint of OS in the overall trial population of patients treated in the 2nd and later-line setting, demonstrating a statistically significant and highly clinically meaningful improvement.
●
For the second dual primary endpoint of PFS as assessed by blinded independent central review, results showed a trend toward improved PFS in patients treated in the 2nd and later-line setting but did not reach statistical significance.

Truqap

Approval US	CAPItello-281 June 2026	● In combination with abiraterone and prednisone for PTEN-deficient metastatic androgen pathway modulation-naïve or sensitive prostate cancer.

BioPharmaceuticals – Cardiovascular, Renal & Metabolism

Baxfendy

Approval US	BaxHTN May 2026	● For the treatment of hypertension in combination with other antihypertensive medications, to lower blood pressure in adults who are not adequately controlled.

elecoglipron

Data presentation ADA	VISTA/SOLSTICE June 2026
●
In the VISTA Phase IIb trial in adults with obesity or overweight and at least one comorbidity, elecoglipron demonstrated a clinically meaningful and statistically significant average reduction in body weight of 10.5% at 26 weeks compared to 0.6% with placebo, a dual primary endpoint. Weight loss in participants receiving elecoglipron did not plateau, reaching 11.8% at 36 weeks (75mg) versus 0.3% with placebo. In the SOLSTICE Phase IIb trial in patients with type 2 diabetes, elecoglipron demonstrated a clinically meaningful and statistically significant average reduction in HbA1c of 1.9% from baseline at 26 weeks compared to 0.2% with placebo, the trial’s primary endpoint.

Wainua

Phase III readout	CARDIO-TTRansform July 2026
●
Wainua in patients with ATTR-CM did not meet the primary efficacy endpoint of the composite outcome of CV mortality and recurrent CV clinical events up to 140 weeks compared with placebo. In a prespecified subgroup analysis of patients treated with Wainua monotherapy as compared to placebo, fewer primary composite events (CV mortality and recurrent CV events) were observed and this result was nominally significant. In patients who were on stabiliser therapy at baseline, no treatment effect was observed.

BioPharmaceuticals – Respiratory & Immunology

Breztri

CHMP opinion EU	KALOS/LOGOS July 2026	● Maintenance treatment of asthma in patients 12 years of age and older who are not adequately controlled by a combination of a medium dose inhaled corticosteroid and long-acting beta2-agonist.

Fasenra

Approval US	NATRON May 2026 New disclosure	● For the treatment of adult and paediatric patients aged 12 years and older with HES without an identifiable non-hematologic secondary cause.
Approval JP	NATRON May 2026 New disclosure	● For the treatment of HES in adult and paediatric patients aged 12 years and older.
Approval CN	NATRON May 2026 New disclosure	● For the treatment of HES in adults and adolescents aged 12 years and older without a definite non-hematologic secondary cause.
Approval EU	NATRON July 2026 New disclosure	● Add on treatment for adult and adolescent patients aged 12 years and older weighing at least 35 kg with inadequately controlled HES without an identifiable non-haematologic secondary cause.

Rare Disease

anselamimab

Data presentation ASCO	CARES June 2026
●
The global CARES Phase III clinical programme, in a prespecified subgroup analysis of patients with kappa predominant light chain isotype, anselamimab improved survival by 62%, measured by all-cause mortality (HR 0.38; 95% CI 0.17-0.86; nominal p=0.012), and reduced the frequency of cardiovascular hospitalisations by 71% (incidence risk ratio 0.29; 95% CI 0.10-0.87; nominal p=0.028), compared to placebo.

eneboparatide

Data presentation ECE	CALYPSO May 2026
●
The CALYPSO Phase III trial showed that 31.1% of patients treated with eneboparatide met the composite primary endpoint, achieving sCa within normal range (8.3-10.6 mg/dL) and independence from oral supplements at week 24, compared with 5.9% of patients in the placebo group (eneboparatide: n=41/132; placebo: n=4/68; p=0.0001) in patients with chronic hypoparathyroidism.

efzimfotase alfa

Data presentation ICCBH	MULBERRY June 2026
●
Positive results from the MULBERRY Phase III trial showed that efzimfotase alfa achieved an observed median RGI-C Score of 1.67 at week 25 compared to an observed median score of 0 in the placebo group, with a median difference of 1.67 (95% CI: 0.66, 2.00; p=0.0003) in children (2 to <12 years of age) with HPP.

Data presentation ICCBH	CHESTNUT June 2026
●
In the CHESTNUT trial, efzimfotase alfa demonstrated a similar incidence of treatment-emergent adverse events at week 25 in children (2 to <12 years of age) with HPP who switched from Strensiq (90.5%) compared to those who remained on Strensiq (86.4%) with a favourable safety profile.

Ultomiris

Data presentation ERA	I CAN June 2026
●
Positive results from a prespecified interim analysis of the I CAN Phase III, Ultomiris demonstrated a 46.6% reduction in 24-hour UPCR from baseline (95% CI: 39.0%, 53.2%) at week 34, compared to 5.6% (95% CI: -4.9%, 15.0%) in patients with IgAN receiving placebo, resulting in a placebo-adjusted treatment effect of 43.4% (95% CI: 33.5%, 51.8%; p<0.0001) in patients.

Phase III trial update	ALXN1210-TMA-313 July 2026 New disclosure
●
High-level results showed that Ultomiris did not achieve statistical significance for the primary endpoint of event-free survival through 26 weeks compared to placebo in adults and adolescents (aged 12 years or older) with thrombotic microangiopathy after haematopoietic stem cell transplant. The primary endpoint was defined as the time from randomisation until TMA-related clinical worsening or death, whichever occurred first. Ultomiris showed a trend toward treatment benefit in adults and adolescents , discussions with health authorities are ongoing regarding the interpretation of these data, including in the context of real-world evidence.
●
In paediatric patients with HSCT-TMA, the ALXN1210-TMA-314 open-label Phase III trial of Ultomiris, we are advancing regulatory filings, based on data from the open-label Phase III trial we reported in 2025, and data from an external control study.

Phase III readout	ALXN1210-MG-319 July 2026 New disclosure
●
High-level results from ALXN1210-MG-319 Phase III, single arm, open label trial evaluating Ultomiris in paediatric and adolescent patients with generalised myasthenia gravis met its primary endpoints and demonstrated efficacy consistent with that seen in the adult population (ALXN1210-MG-306), with safety consistent with the established profile of Ultomiris.

Sustainability

Sustainability highlights

AstraZeneca received several prestigious recognitions for its sustainability leadership in the quarter. TIME Magazine named AstraZeneca one of the World’s Most Sustainable Companies for the third consecutive year, ranking it as the third most sustainable pharmaceutical company, and the Financial Times featured AstraZeneca in its 2026 Europe’s Climate Leaders list for the sixth consecutive year, ranking it as the top pharmaceutical company for climate action. AstraZeneca also ranked in Gartner’s Supply Chain Top 25, which includes ESG criteria, for the fourth consecutive year and as the highest-ranked pharmaceutical company for the second year running.

At the 79th World Health Assembly (WHA) in Geneva, Switzerland, the AstraZeneca delegation led by Chair Michel Demaré and EVP International, Iskra Reic, engaged more than 100 stakeholders, including over 30 government officials, to advance action related to health equity and health systems resilience. The delegation participated in over 10 government and partner-co-hosted events, including a flagship Lung Health event; a panel on implementing the WHO’s 2025 Rare Disease resolution; a roundtable on rare disease in Asia; and a roundtable on Chronic Kidney Diseases.

Climate and nature

The Company achieved milestones related to clean heat:

–	In March, AstraZeneca launched a supplier decarbonisation programme with Secaro and ERM to support clean heat adoption across its supplier network, which was profiled in Forbes.
–	In April, the renewable natural gas (RNG) facility supplying AstraZeneca’s US R&D and manufacturing sites was formally commissioned, with Virginia state leaders in attendance.
–	In June, a partnership to supply renewable liquified natural gas (RLNG) to the Company’s Puerto Rico site was announced.

The Company achieved gold status in the Government of Canada’s Environment and Climate Change Net-Zero Challenge, becoming the first pharmaceutical company in Canada to reach this tier.

In the UK, AstraZeneca was named Green Business of the Year by the British Business Awards and also received the 2026 Society for Chemical Industry (SCI) Sustainability Award for reducing solvent use, in recognition of the Company’s setting a new benchmark in environmental stewardship in pre-clinical chemistry.

Health equity

AstraZeneca advanced its focus on health equity in science through two strategic genomics partnerships which provide access to large-scale datasets representing more than 520,000 participants globally, including from underserved communities.

In the US, the Company delivered its first clinical trial awareness event for underserved areas in Baltimore. AstraZeneca’s global clinical trial website was made available in Portuguese and Vietnamese, in alignment with Company’s Health equity priority countries.

In May 2026, Healthy Heart Africa (HHA) formalised its first Memorandum of Understanding with Morocco’s Ministry of Health, marking a strategic partnership with PATH to expand into Morocco.

Through the Young Health Programme (YHP), AstraZeneca continued to strengthen community impact, expanding work with NGO partners to advance NCD prevention and health equity for young people. This included partnerships in Colombia, Costa Rica, Estonia, Kenya, Malaysia and Spain. The programme received external recognition in Vietnam with a Certificate of Merit by the Ministry of Education & Training.

By July, AstraZeneca’s Cancer Care Africa (CCA) initiative had supported cancer screening for over 328,000 patients and trained over 28,000 oncology healthcare professionals, since 2024. Key CCA achievements during the first half of 2026 include an international multidisciplinary team (MDT) collaboration to reduce variability in Hepatocellular Carcinoma (HCC) care across Ministry of Health (MoH) centres in Egypt and expansion of local diagnostic capacity in Kenya to now include BRCA testing.

Health systems resilience

Following the publication of the Canada roadmap in March, the Partnership for Health System Sustainability and Resilience (PHSSR) launched new country policy roadmaps on acting early on NCDs for France, Germany, Greece, Italy, and Japan. AstraZeneca supported through input on evidence-based, country-specific policy recommendations and activation of key stakeholders during launch.

In Germany, the PHSSR roadmap on early action for NCDs underscored the importance of ensuring broad access to innovative medicines in the context of ongoing health reforms, covered in the Tagesspiegel Background.

AstraZeneca announced a Memorandum of Understanding (MOU) with Northern Ireland’s Department of Health, Department for the Economy and the Health Innovation Research Alliance Northern Ireland (HIRANI), to facilitate earlier, community-based intervention to improve patient outcomes and address health inequalities.

How we do business

During Learning at Work Week in May, AstraZeneca highlighted its ‘3Es’ framework Education, Exposure and Experience, which supports colleagues to build skills through formal learning and real-world experience tailored to their roles, learning styles and career aspirations.

For the third year in a row, AstraZeneca was named The Times’ Graduate Employer of Choice in R&D.

Operating and financial review

Reporting currency

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period

The performance shown in this announcement covers the six-month period to 30 June 2026 (‘H1 2026’) compared to the six-month period to 30 June 2025 (‘H1 2025’), and the three-month period to 30 June 2026 (‘the quarter’ or ‘Q2 2026’) compared to the three-month period to 30 June 2025 (‘Q2 2025’), unless stated otherwise.

Non-GAAP financial measures

Core financial measures, EBITDA, Net debt, Core Tax rate and CER are non-GAAP financial measures because they cannot be derived directly from the Group’s Condensed consolidated financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to better understand the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items:

–

Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets

–	Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
–

Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables, debt items assumed from the Alexion acquisition and legal settlements

–	The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 53 of the Annual Report and Form 20-F Information 2025.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions

Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating Margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 ‘Net debt’, included in the Notes to the interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca’s financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 8: Reported Profit and Loss

	H1 2026	H1 2025	% Change		Q2 2026	Q2 2025	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
- Product Sales	28,896	26,670	8	5	14,510	13,795	5	4
- Alliance Revenue	1,699	1,293	31	29	874	654	34	33
Product Revenue	30,595	27,963	9	6	15,384	14,449	6	5
Collaboration Revenue	77	82	(6)	(9)	–	8	n/m	n/m
Total Revenue	30,672	28,045	9	6	15,384	14,457	6	5
Cost of sales	(5,201)	(4,714)	10	3	(2,523)	(2,473)	2	3
Gross profit	25,471	23,331	9	7	12,861	11,984	7	5
Distribution expense	(286)	(278)	3	(3)	(145)	(143)	2	(2)
R&D expense	(7,545)	(6,707)	12	10	(4,053)	(3,548)	14	13
SG&A expense	(10,571)	(9,356)	13	10	(5,651)	(4,864)	16	14
Other operating income & expense	341	192	77	76	152	79	92	93
Operating profit	7,410	7,182	3	2	3,164	3,508	(10)	(13)
Net finance expense	(675)	(636)	6	2	(355)	(371)	(4)	(8)
Joint ventures and associates	(22)	(17)	28	19	(10)	(10)	(8)	(11)
Profit before tax	6,713	6,529	3	2	2,799	3,127	(11)	(13)
Taxation	(1,124)	(1,160)	(3)	(4)	(291)	(679)	(57)	(57)
Tax rate	17%	18%			10%	22%
Profit after tax	5,589	5,369	4	3	2,508	2,448	2	(2)
Earnings per share	$3.60	$3.46	4	3	$1.61	$1.58	2	(2)

Table 9: Reconciliation of Reported Profit before tax to EBITDA

	H1 2026	H1 2025	% Change		Q2 2026	Q2 2025	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	6,713	6,529	3	2	2,799	3,127	(11)	(13)
Net finance expense	675	636	6	2	355	371	(4)	(8)
Joint ventures and associates	22	17	28	19	10	10	(8)	(11)
Depreciation, amortisation and impairment	3,295	2,673	23	21	1,928	1,389	39	38
EBITDA	10,705	9,855	9	7	5,092	4,897	4	1

Table 10: Reconciliation of Reported to Core financial measures: H1 2026

			Intangible Asset
			Amortisation &
	Reported	Restructuring	Impairments	Other	Core	% Change
For the half year ended 30 June	$m	$m	$m	$m	$m	Actual	CER
Gross profit	25,471	(3)	16	3	25,487	9	7
- Gross Margin	83%				83%	–	+1pp
Distribution expense	(286)	–	–	–	(286)	3	(3)
R&D expense	(7,545)	57	364	1	(7,123)	9	6
- R&D % of Total Revenue	25%				23%	–	–
SG&A expense	(10,571)	106	2,156	400	(7,909)	9	6
- SG&A % of Total Revenue	34%				26%	–	–
Total operating expense	(18,402)	163	2,520	401	(15,318)	9	6
Other operating income & expense	341	–	–	–	341	82	81
Operating profit	7,410	160	2,536	404	10,510	12	11
- Operating Margin	24%				34%	+1pp	+1pp
Net finance expense	(675)	–	–	54	(621)	20	15
Taxation	(1,124)	(40)	(514)	(111)	(1,789)	10	9
EPS	$3.60	$0.08	$1.31	$0.22	$5.21	12	11

Table 11: Reconciliation of Reported to Core financial measures: Q2 2026

			Intangible Asset
			Amortisation &
	Reported	Restructuring	Impairments	Other	Core	% Change
For the quarter ended 30 June	$m	$m	$m	$m	$m	Actual	CER
Gross profit	12,861	(8)	8	2	12,863	8	6
- Gross Margin	84%				84%	+1pp	+1pp
Distribution expense	(145)	–	–	–	(145)	–	(4)
R&D expense	(4,053)	36	355	–	(3,662)	6	5
- R&D % of Total Revenue	26%				24%	–	–
SG&A expense	(5,651)	72	1,183	346	(4,050)	7	4
- SG&A % of Total Revenue	37%				26%	–	–
Total operating expense	(9,849)	108	1,538	346	(7,857)	6	4
Other operating income & expense	152	–	–	–	152	>2x	>2x
Operating profit	3,164	100	1,546	348	5,158	12	10
- Operating Margin	21%				34%	+2pp	+2pp
Net finance expense	(355)	–	–	15	(340)	13	8
Taxation	(291)	(27)	(324)	(89)	(731)	(20)	(21)
EPS	$1.61	$0.05	$0.79	$0.18	$2.63	21	18

Profit and Loss drivers

Gross profit

The movement in Gross Margin in H1 2026 was a result of:

–	Positive effects from geographic mix
–

The changing mix of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Datroway, Tezspire, plus Koselugo in the prior year period) reduces Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca’s Cost of sales line

–	Pricing adjustments to medicines that have reached the end of their exclusivity periods, and implementation of the US government agreement announced in 2025

Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense

The increase in R&D expense (Reported and Core) in the period was driven by:

–	Positive data readouts for high-value pipeline opportunities that have ungated late-stage trials
–	Investment in platforms, new technology and capabilities to enhance R&D capabilities
–	Addition of R&D projects following completion of previously announced business development activity
–	The change in Reported R&D expense also reflects impairment charges of $345m recorded against intangible assets in Q2 2026

SG&A expense

–	The increase in SG&A expense (Reported and Core) in the period was driven primarily by ongoing and future launches and to support continued growth in existing brands

Other operating income and expense

–	Increased royalty income and small regional divestitures

Net finance expense

Core Net finance expense increased 20% (15% at CER) in H1 2026, principally due to the prior year benefitting from adjustments relating to settlements with tax authorities.

Taxation

The effective Reported and Core tax rates for the six months to 30 June 2026 were 17% and 18% respectively (H1 2025: both 18%). The cash tax paid for the six months ended 30 June 2026 was $2,051m (H1 2025: $1,549m), representing 31% of Reported Profit before tax (H1 2025: 24%).

Cash Flow

Table 12: Cash Flow summary: H1 2026

	H1 2026	H1 2025	Change
For the half year ended 30 June	$m	$m	$m
Reported Operating profit	7,410	7,182	228
Depreciation, amortisation and impairment	3,295	2,673	622
Movement in working capital and short-term provisions	(1,438)	(771)	(667)
Gains on disposal of intangible assets	(128)	(87)	(41)
Fair value movements on contingent consideration arising from business combinations	(19)	(30)	11
Non-cash and other movements	(215)	304	(519)
Interest paid	(630)	(623)	(7)
Taxation paid	(2,051)	(1,549)	(502)
Net cash inflow from operating activities	6,224	7,099	(875)
Net cash outflow from investing activities	(4,704)	(3,361)	(1,343)
Net cash outflow from financing activities	(2,325)	(2,189)	(136)
Net (decrease)/increase in cash and cash equivalents in the period	(805)	1,549	(2,354)

Net cash flow

The decrease in Net cash inflow from operating activities of $875m is primarily driven by Movement in working capital and short-term provisions, higher taxation paid and foreign exchange fluctuations, offset by increased Operating profit.

The increase in Net cash outflow from investing activities of $1,343m is primarily driven by increased Purchase of intangible assets, $1,104m of which was an upfront payment to CSPC Pharmaceuticals.

The change in Net cash outflow from financing activities of $136m is primarily driven by the issue of new long-term loans of $1,990m and the repayment of long-term loans of $2,450m in H1 2026, with no issuance and repayment of long-term loans in H1 2025.

Capital expenditure

Capital expenditure on Property, plant and equipment and software-related intangible assets amounted to $1,513m in H1 2026 (H1 2025: $1,303m). The increase of capital expenditure in H1 2026 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt

Net debt increased by $3,538m in the six months to 30 June 2026 to $26,912m. Details of the committed undrawn bank facilities are disclosed within the Going concern section of Note 1. Details of the Company’s solicited credit ratings and further details on Net debt are disclosed in Note 3.

Net debt

Table 13: Net debt summary

	At 30 Jun	At 31 Dec	At 30 Jun
	2026	2025	2025
	$m	$m	$m
Cash and cash equivalents	4,893	5,711	7,058
Other investments	75	30	50
Cash and investments	4,968	5,741	7,108
Overdrafts and short-term borrowings	(542)	(644)	(561)
Commercial paper	(2,407)	–	(1,470)
Lease liabilities	(2,748)	(1,803)	(1,633)
Current instalments of loans	(2,859)	(2,460)	(4,461)
Non-current instalments of loans	(23,683)	(24,715)	(24,714)
Interest-bearing loans and borrowings (Gross debt)	(32,239)	(29,622)	(32,839)
Net derivatives	359	507	504
Net debt	(26,912)	(23,374)	(25,227)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC (“AstraZeneca Finance”) is the issuer of 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4% Notes due 2031, 4.875% Notes due 2033, 4.3% Notes due 2033, 5% Notes due 2034 and 4.6% Notes due 2036 (the “AstraZeneca Finance USD Notes”). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance’s existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC’s existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC’s reports on Form 6-K furnished to the SEC on 26 February 2026, 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 14: Obligor group summarised statement of comprehensive income: H1 2026

	2026	2025
For the half year ended 30 June	$m	$m
Total Revenue	–	–
Gross profit	–	–
Operating loss	(5)	–
Loss for the period	(523)	(666)
Transactions with subsidiaries that are not issuers or guarantors	6,366	6,160

Table 15: Obligor group summarised statement of financial position

	At 30 Jun	At 30 Jun
	2026	2025
	$m	$m
Current assets	56	43
Non-current assets	72	147
Current liabilities	(5,757)	(6,506)
Non-current liabilities	(23,679)	(24,720)
Amounts due from subsidiaries that are not issuers or guarantors	25,273	23,554
Amounts due to subsidiaries that are not issuers or guarantors	–	–

Capital allocation

The Group’s capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; pursuing potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the Company and the level of reserves legally available for distribution.

In FY 2026, the Company intends to increase the annual dividend declared to $3.30 per share.

Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.

The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

In FY 2025, capital expenditure on Property, plant and equipment and Software-related intangible assets amounted to $3,270m. In FY 2026 the Group expects to increase expenditure on Property, plant and equipment and Software-related intangible assets by approximately a third driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company’s transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies’ reporting currency.

Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit and loss or to Other comprehensive income if the contract is in a designated cash flow hedge.

In addition, the Company’s external dividend payments paid in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date.

Table 16: Currency sensitivities

							Annual impact of 5%
		Exchange rate vs USD (average rate in period)					strengthening vs USD[1] ($m)
		FY	YTD	Change	Jun	Change	Total	Core Operating
Currency	Primary Relevance	2025[2]	2026[3]	(%)	2026[4]	(%)	Revenue	Profit
EUR	Total Revenue	0.88	0.86	3	0.87	2	499	234
CNY	Total Revenue	7.19	6.86	5	6.78	6	329	178
JPY	Total Revenue	149.64	158.12	(5)	160.72	(7)	179	120
GBP	Operating expense	0.76	0.74	2	0.75	1	50	(180)
SEK	Operating expense	9.81	9.25	6	9.50	3	9	(71)
Other							615	339

1.	Assumes the average exchange rate vs USD in FY 2026 is 5% higher than the average rate in FY 2025. The impact data are estimates, based on best prevailing assumptions around currency profiles.
2.	Based on average daily spot rates 1 January 2025 to 31 December 2025.
3.	Based on average daily spot rates 1 January 2026 to 30 June 2026.
4.	Based on average daily spot rates 1 June 2026 to 30 June 2026.

Related-party transactions

There have been no significant related-party transactions in the period.

Principal risks and uncertainties

The Principal Risks and uncertainties facing the Group are set out on pages 48 to 49 of the Annual Report and Form 20-F Information 2025 and summarised below. They are not expected to change in respect of the second six months of the financial year and remain appropriate for the Group. In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2025 are:

1.	Product pipeline risks: failure or delay in the delivery of our pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval
2.	Commercialisation risks: pricing, affordability, access and competitive pressures; failures or delays in the quality or execution of the Group’s commercial strategies
3.

Supply chain and business-execution risks: failure to maintain supply of compliant, quality medicines; failure in information technology or cybersecurity; failure to collect and manage data or AI in line with legal and regulatory requirements and strategic objectives

4.

Legal, regulatory and compliance risks: safety and efficacy of marketed medicines is questioned; adverse outcome of litigation and / or governmental investigations; IP risks related to our products; failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery / anti-corruption, anti-fraud and scientific exchanges

5.	Economic and financial risks: geopolitical and/or macroeconomic volatility disrupts the operation of our global business; failure to achieve strategic plans or meet targets or expectations

Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

–	the Condensed consolidated Interim Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and UK-adopted IAS 34;
–	the half-yearly management report gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company;

–	the half-yearly management report includes a fair review of the information required by:
a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated Interim Financial Statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six month period to 30 June 2026 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

27 July 2026

Independent review report to AstraZeneca PLC

Report on the Interim H1 financial statements

Conclusion

We have been engaged by AstraZeneca PLC (“the Company”) to review the condensed set of consolidated interim financial statements as at and for the six months ended 30 June 2026 (“Interim H1 Financial statements”), included in the H1 and Q2 2026 results of AstraZeneca PLC, which comprises the:

–	Condensed consolidated statement of financial position
–	Condensed consolidated statements of comprehensive income
–	Condensed consolidated statement of changes in equity,
–	Condensed consolidated statement of cash flows, and
–	the related explanatory notes

For the avoidance of doubt, our review does not cover the Q2 information for the period 1 April to 30 June 2026 in Tables 18 and 24, nor does it cover the CER information for the six months ended 30 June 2026 included in Table 23.

Based on our review, nothing has come to our attention that causes us to believe that the Interim H1 Financial statements in the H1 and Q2 2026 results for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted for use in the UK, IAS 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the H1 and Q2 2026 results and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of consolidated financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The H1 and Q2 2026 results, including the Interim H1 Financial Statements is the responsibility of, and have been approved by, the directors. The directors are responsible for preparing the H1 and Q2 2026 results, including the Interim H1 Financial Statements in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and also comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and International Accounting Standards as adopted by the European Union.

The directors are responsible for preparing the Interim H1 Financial Statements included in H1 and Q2 2026 results in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted for use in the UK, and IAS 34 as adopted by the European Union.

In preparing the condensed set of consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the Interim H1 Financial Statements in the H1 and Q2 2026 results based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Paul Nichols
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square

27 July 2026

Interim financial statements

Table 17: Condensed consolidated statement of comprehensive income: H1 2026

For the half year ended 30 June	2026	2025
	$m	$m
- Product Sales	28,896	26,670
- Alliance Revenue	1,699	1,293
Product Revenue	30,595	27,963
Collaboration Revenue	77	82
Total Revenue	30,672	28,045
Cost of sales	(5,201)	(4,714)
Gross profit	25,471	23,331
Distribution expense	(286)	(278)
Research and development expense	(7,545)	(6,707)
Selling, general and administrative expense	(10,571)	(9,356)
Other operating income and expense	341	192
Operating profit	7,410	7,182
Finance income	153	149
Finance expense	(828)	(785)
Share of after tax losses in associates and joint ventures	(22)	(17)
Profit before tax	6,713	6,529
Taxation	(1,124)	(1,160)
Profit for the period	5,589	5,369

Other comprehensive income
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit pension liability	233	(30)
Net gains/(losses) on equity investments measured at fair value through Other comprehensive income	465	(125)
Tax expense on items that will not be reclassified to profit or loss	(51)	(3)
	647	(158)
Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on consolidation	(699)	2,464
Foreign exchange arising on designated liabilities in net investment hedges	43	10
Fair value movements on cash flow hedges	(81)	273
Fair value movements on cash flow hedges transferred to profit and loss	96	(315)
Fair value movements on derivatives designated in net investment hedges	4	(20)
Gains of hedging	-	10
Tax income/(expense) on items that may be reclassified subsequently to profit and loss	7	(52)
	(630)	2,370
Other comprehensive income for the period, net of tax	17	2,212

Total comprehensive income for the period	5,606	7,581

Profit attributable to:
Owners of the Parent	5,587	5,366
Non-controlling interests	2	3
	5,589	5,369
Total comprehensive income attributable to:
Owners of the Parent	5,606	7,574
Non-controlling interests	-	7
	5,606	7,581
Earnings per share
Basic earnings per $0.25 Ordinary Share	$3.60	$3.46
Diluted earnings per $0.25 Ordinary Share	$3.58	$3.44
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,560

The Condensed consolidated statements of Comprehensive income for H1 2026 has been reviewed by KPMG LLP under ISRE 2410. The Condensed consolidated statement of Comprehensive income for H1 2025 has been reviewed by PricewaterhouseCoopers LLP under ISRE 2410.

Table 18: Condensed consolidated statement of comprehensive income: Q2 2026

For the quarter ended 30 June	Unreviewed	Unreviewed
	2026	2025
	$m	$m
- Product Sales	14,510	13,795
- Alliance Revenue	874	654
Product Revenue	15,384	14,449
Collaboration Revenue	-	8
Total Revenue	15,384	14,457
Cost of sales	(2,523)	(2,473)
Gross profit	12,861	11,984
Distribution expense	(145)	(143)
Research and development expense	(4,053)	(3,548)
Selling, general and administrative expense	(5,651)	(4,864)
Other operating income and expense	152	79
Operating profit	3,164	3,508
Finance income	80	68
Finance expense	(435)	(439)
Share of after tax losses in associates and joint ventures	(10)	(10)
Profit before tax	2,799	3,127
Taxation	(291)	(679)
Profit for the period	2,508	2,448

Other comprehensive income
Items that will not be reclassified to profit and loss:
Remeasurement of the defined benefit pension liability	158	(81)
Net gains/(losses) on equity investments measured at fair value through Other comprehensive income	280	(67)
Tax expense on items that will not be reclassified to profit or loss	5	14
	443	(134)

Items that may be reclassified subsequently to profit and loss:
Foreign exchange arising on consolidation	(148)	1,312
Foreign exchange arising on designated liabilities in net investment hedges	36	(43)
Fair value movements on cash flow hedges	(2)	201
Fair value movements on cash flow hedges transferred to profit and loss	41	(213)
Fair value movements on derivatives designated in net investment hedges	-	(10)
Gains of hedging	16	18
Tax expense on items that may be reclassified subsequently to profit and loss	-	(22)
	(57)	1,243
Other comprehensive income for the period, net of tax	386	1,109

Total comprehensive income for the period	2,894	3,557

Profit/(loss) attributable to:
Owners of the Parent	2,507	2,450
Non-controlling interests	1	(2)
	2,508	2,448
Total comprehensive income attributable to:
Owners of the Parent	2,893	3,556
Non-controlling interests	1	1
	2,894	3,557
Earnings per share
Basic earnings per $0.25 Ordinary Share	$1.61	$1.58
Diluted earnings per $0.25 Ordinary Share	$1.61	$1.57
Weighted average number of Ordinary Shares in issue (millions)	1,551	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,559

The Q2 2026 and Q2 2025 information in respect of the three months ended 30 June 2026 and 30 June 2025, respectively, included in the Interim Financial Statements have not been reviewed by KPMG LLP and PricewaterhouseCoopers LLP, respectively.

Table 19: Condensed consolidated statement of financial position

	Reviewed At	Audited At	Reviewed At
	30 Jun 2026	31 Dec 2025	30 Jun 2025
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	13,615	12,962	11,637
Right-of-use assets	2,685	1,741	1,592
Goodwill	21,181	21,242	21,222
Intangible assets	37,723	37,846	37,925
Investments in associates and joint ventures	297	302	276
Other investments	2,619	2,223	1,863
Derivative financial instruments	394	498	509
Other receivables	1,351	1,327	1,066
Income tax receivable	1,516	1,391	1,137
Deferred tax assets	6,487	5,819	6,256
	87,868	85,351	83,483
Current assets
Inventories	6,932	6,557	6,467
Trade and other receivables	14,330	15,177	14,168
Other investments	75	30	50
Derivative financial instruments	76	90	95
Intangible assets	-	-	100
Income tax receivable	1,659	1,158	1,001
Cash and cash equivalents	4,893	5,711	7,058
	27,965	28,723	28,939

Total assets	115,833	114,074	112,422

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(5,808)	(3,104)	(6,492)
Lease liabilities	(426)	(382)	(361)
Trade and other payables	(22,893)	(25,280)	(23,986)
Derivative financial instruments	(108)	(81)	(100)
Provisions	(850)	(686)	(1,168)
Income tax payable	(1,468)	(1,084)	(1,429)
	(31,553)	(30,617)	(33,536)
Non-current liabilities
Interest-bearing loans and borrowings	(23,683)	(24,715)	(24,714)
Lease liabilities	(2,322)	(1,421)	(1,272)
Derivative financial instruments	(3)	-	-
Deferred tax liabilities	(3,463)	(3,500)	(3,615)
Retirement benefit obligations	(852)	(1,105)	(1,418)
Provisions	(967)	(918)	(972)
Income tax payable	(649)	(700)	(485)
Other payables	(1,971)	(2,379)	(1,600)
	(33,910)	(34,738)	(34,076)

Total liabilities	(65,463)	(65,355)	(67,612)

Net assets	50,370	48,719	44,810

Equity
Share capital	388	388	388
Share premium account	35,282	35,266	35,238
Other reserves	2,033	2,041	2,070
Retained earnings	12,592	10,972	7,023
Capital and reserves attributable to equity holders of the Parent	50,295	48,667	44,719
Non-controlling interests	75	52	91
Total equity	50,370	48,719	44,810

The Condensed consolidated statement of financial position as at 30 June 2026 has been reviewed by KPMG LLP under ISRE 2410. The Condensed consolidated statement of financial position as at 30 June 2025 has been reviewed by PricewaterhouseCoopers LLP under ISRE 2410 and the Condensed consolidated statement of financial position as at 31 December 2025 has been audited by PricewaterhouseCoopers LLP under ISRE 2410.

Table 20: Condensed consolidated statement of changes in equity

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the Parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	5,366	5,366	3	5,369
Other comprehensive (expense)/income	-	-	(34)	2,242	2,208	4	2,212
Transfer to Other reserves	-	-	47	(47)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,249)	(3,249)	-	(3,249)
Issue of Ordinary Shares	-	12	-	-	12	-	12
Changes in non-controlling interests	-	-	-	-	-	(1)	(1)
Movement in shares held by Employee Benefit Trusts	-	-	45	-	45	-	45
Share-based payments charge for the period	-	-	-	357	357	-	357
Settlement of share plan awards	-	-	-	(806)	(806)	-	(806)
Net movement	-	12	58	3,863	3,933	6	3,939
At 30 Jun 2025	388	35,238	2,070	7,023	44,719	91	44,810
					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2026	388	35,266	2,041	10,972	48,667	52	48,719
Profit for the period	-	-	-	5,587	5,587	2	5,589
Other comprehensive income/(expense)	-	-	13	6	19	(2)	17
Transfer to Other reserves	-	-	8	(8)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,359)	(3,359)	-	(3,359)
Issue of Ordinary Shares	-	16	-	-	16	-	16
Changes in non-controlling interests	-	-	-	3	3	23	26
Movement in shares held by Employee Benefit Trusts	-	-	(29)	-	(29)	-	(29)
Share-based payments charge for the period	-	-	-	389	389	-	389
Settlement of share plan awards	-	-	-	(998)	(998)	-	(998)
Net movement	–	16	(8)	1,620	1,628	23	1,651
At 30 Jun 2026	388	35,282	2,033	12,592	50,295	75	50,370

The Condensed consolidated statement of changes in equity for H1 2026 has been reviewed by KPMG LLP under ISRE 2410. The Condensed consolidated statement of changes in equity for H1 2025 has been reviewed by PricewaterhouseCoopers LLP under ISRE 2410.

Table 21: Condensed consolidated statement of cash flows: H1 2026

For the half year ended 30 June	2026	2025
	$m	$m
Cash flows from operating activities
Profit before tax	6,713	6,529
Finance income and expense	675	636
Share of after tax losses of associates and joint ventures	22	17
Depreciation, amortisation and impairment	3,295	2,673
Movement in working capital and short-term provisions	(1,438)	(771)
Gains on disposal of intangible assets	(128)	(87)
Fair value movements on contingent consideration arising from business combinations	(19)	(30)
Non-cash and other movements	(215)	304
Cash generated from operations	8,905	9,271
Interest paid	(630)	(623)
Tax paid	(2,051)	(1,549)
Net cash inflow from operating activities	6,224	7,099

Cash flows from investing activities
Payment of contingent consideration from business combinations	(290)	(629)
Purchase of property, plant and equipment	(1,310)	(1,088)
Disposal of property, plant and equipment	12	10
Purchase of intangible assets	(3,333)	(1,804)
Disposal of intangible assets	165	95
Purchase of non-current asset investments	(8)	(188)
Disposal of non-current asset investments	3	-
Movement in short-term investments, fixed deposits and other investing instruments	(45)	115
Payments to associates and joint ventures	(24)	-
Interest received	126	128
Net cash outflow from investing activities	(4,704)	(3,361)
Net cash inflow before financing activities	1,520	3,738

Cash flows from financing activities
Proceeds from issue of share capital	16	12
Own shares purchased by Employee Benefit Trusts	(658)	(489)
Payments to acquire non-controlling interests	-	(2)
Issue of loans and borrowings	1,997	9
Repayment of loans and borrowings	(2,453)	(16)
Dividends paid	(3,288)	(3,357)
Hedge contracts relating to dividend payments	(72)	104
Repayment of obligations under leases	(182)	(184)
Movement in short-term borrowings	2,315	1,734
Net cash outflow from financing activities	(2,325)	(2,189)

Net (decrease)/increase in Cash and cash equivalents in the period	(805)	1,549
Cash and cash equivalents at the beginning of the period	5,698	5,429
Exchange rate effects	(9)	54
Cash and cash equivalents at the end of the period	4,884	7,032

Cash and cash equivalents consist of:
Cash and cash equivalents	4,893	7,058
Overdrafts	(9)	(26)
	4,884	7,032

The Condensed consolidated statement of cash flows for H1 2026 has been reviewed by KPMG LLP under ISRE 2410. The Condensed consolidated statement of cash flows for H1 2025 has been reviewed by PricewaterhouseCoopers LLP under ISRE 2410.

Notes to the Interim financial statements

Note 1:  Basis of preparation and accounting policies

These unaudited Interim financial statements for H1 and Q2 ended 30 June 2026 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for H1 and Q2 ended 30 June 2026 were approved by the Board of Directors for publication on 27 July 2026.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2025 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2025.

The comparative figures for the financial year ended 31 December 2025 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the Registrar of Companies; their report (i) was unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern

The Group has considerable financial resources available. As at 30 June 2026, the Group has $9.8bn in financial resources (cash and cash equivalent balances of $4.9bn and undrawn committed bank facilities of $4.9bn that are available until April 2031), with $6.2bn of borrowings due within one year. These facilities contain no financial covenants.

The Group has assessed the prospects of the Group over a period of at least 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group’s revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2025.

Note 2: Intangible assets

On 14 April 2026, the previously announced strategic collaboration and license agreement with CSPC Pharmaceuticals closed. Under this agreement, the companies will initially progress four programmes, which utilise CSPC Pharmaceuticals' advanced AI-driven peptide drug discovery platform and their proprietary LiquidGel once-monthly dosing platform technology. AstraZeneca paid an upfront payment of $1.2bn, of which $1.1bn was capitalised within intangible assets in Q2 2026. Contingent consideration of up to $3.5bn could be paid on achievement of regulatory milestones; these potential liabilities would be recorded when the relevant recognition event for a regulatory milestone is achieved. Further contingent sales milestones, as well as tiered royalties, could be payable and would be recognised when the associated milestones are triggered.

During Q2, impairment charges recorded against products in development totalled $345m recorded within R&D expense.

Note 3:  Net debt

Table 22: Net debt

	At 1 Jan	Cash		Non-cash	Exchange	At 30 Jun
	2026	flow	Acquisitions	and other	movements	2026
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(24,715)	(1,997)	-	2,889	140	(23,683)
Non-current instalments of leases	(1,421)	-	-	(917)	16	(2,322)
Total long-term debt	(26,136)	(1,997)	-	1,972	156	(26,005)
Current instalments of loans	(2,460)	2,453	-	(2,870)	18	(2,859)
Current instalments of leases	(382)	227	-	(275)	4	(426)
Commercial paper	-	(2,407)	-	-	-	(2,407)
Collateral received from derivative counterparties	(473)	105	-	-	-	(368)
Other short-term borrowings excluding overdrafts	(158)	(13)	-	-	6	(165)
Overdrafts	(13)	3	-	-	1	(9)
Total current debt	(3,486)	368	-	(3,145)	29	(6,234)
Gross borrowings	(29,622)	(1,629)	-	(1,173)	185	(32,239)
Net derivative financial instruments	507	377	-	(525)	-	359
Net borrowings	(29,115)	(1,252)	-	(1,698)	185	(31,880)
Cash and cash equivalents	5,711	(808)	-	-	(10)	4,893
Other investments - current	30	45	-	-	-	75
Cash and investments	5,741	(763)	-	-	(10)	4,968
Net debt	(23,374)	(2,015)	-	(1,698)	175	(26,912)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2025. Net debt is a non-GAAP financial measure.

Net debt increased by $3,538m in the six months to 30 June 2026 to $26,912m, which includes the issue of new long-term loans of $1,990m and the repayment of long-term loans of $2,450m in H1 2026. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 ‘Financial Instruments’.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 June 2026 was $368m (31 December 2025: $473m) and the carrying value of such cash collateral posted by the Group at 30 June 2026 was $70m (31 December 2025: $22m).

The equivalent GAAP measure to Net debt is ‘liabilities arising from financing activities’, which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives above.

During the six months ended 30 June 2026, there have been no changes to the Group’s solicited credit ratings. Moody’s credit ratings were long term: A1; short term: P-1. Standard and Poor’s credit ratings were long term: A+; short term: A-1.

Note 4:  Financial Instruments

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $442m (31 December 2025: $458m) and for which a fair value loss of $9m has been recognised in the six months ended 30 June 2026 (H1 2025: $35m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the six months ended 30 June 2026, are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $2,624m of other investments, $3,427m held in money-market funds and $359m of derivatives as at 30 June 2026. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $442m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $70m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 30 June 2026, which have a carrying value of $31,333m in the Condensed consolidated statement of financial position, was $30,630m.

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The final contingent consideration payment of $257m relating to BMS's share of the global diabetes alliance was made in Q1 2026.

Note 5:  Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2025. (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the second quarter of 2026 and up to and including 26 July 2026

Patent litigation
Legal proceedings brought against AstraZeneca
Forxiga patent proceedings, Europe Considered to be a contingent liability
●
In France, Biogaran SAS has challenged the validity of one of AstraZeneca's patents covering Forxiga. Trial is scheduled for June 2027.
●
In Portugal, multiple generic companies have challenged the validity of one of AstraZeneca's patents covering Forxiga. One patent validity trial concluded in July 2026. The court has reserved judgment.
●
In February 2026, the Polish Patent Office invalidated one of AstraZeneca's patents covering Forxiga. AstraZeneca is appealing that decision.

Tagrisso patent proceedings, US Considered to be a contingent liability
●
In September 2021, Puma Biotechnology, Inc. (Puma) and Wyeth LLC (Wyeth) filed a patent infringement lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca relating to Tagrisso. In March 2024, the District Court dismissed Puma.
●
The jury trial, with Wyeth as the plaintiff, took place in May 2024. The jury found Wyeth’s patents infringed and awarded Wyeth $107.5m in past damages. The jury also found that the infringement was not wilful.
●
In proceedings following the jury award, the District Court rejected AstraZeneca’s indefiniteness and equitable defences but granted judgment as a matter of law in favour of AstraZeneca on the grounds that the patents were invalid for lack of written description and enablement.
●
In July 2026, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision that the patents were invalid.

Legal proceedings brought by AstraZeneca
Forxiga patent proceedings, Australia
●
In December 2025, in the Federal Court of Australia, AstraZeneca initiated patent infringement litigation against Pharmacor Pty Limited (Pharmacor) in reference to one of the patents covering Forxiga.
●
In March 2026, AstraZeneca obtained a preliminary injunction against the launch of Pharmacor's dapagliflozin product.
●
Trial is scheduled for October 2026.

Lynparza patent proceedings, Canada
●
In July 2025, AstraZeneca was served with a Notice of Allegation from Cipla Ltd. challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in August 2025. Trial is scheduled to begin in April 2027.
●
In August 2025, AstraZeneca was served with a Notice of Allegation from Natco Pharma (Canada) Inc. challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in October 2025. A summary trial related to infringement is scheduled for October 2026 and a trial on other matters is scheduled to begin in June 2027.
●
In November 2025, AstraZeneca was served with a Notice of Allegation from Zydus Lifesciences Limited challenging a patent relating to Lynparza. AstraZeneca commenced an action in response in December 2025. No trial date has been set.

Tagrisso patent proceedings, UK
●
In March 2026, AstraZeneca initiated a patent infringement action in the UK High Court against Hansoh Pharmaceutical Group Company Limited, Jiangsu Hansoh Pharmaceutical Group Co., Ltd., and relevant vendors relating to its prospective commercialisation of aumolertinib. Trial is scheduled for June 2027.
●
In May 2026, AstraZeneca filed separate legal actions in the UK High Court and the General Court of the European Union challenging determinations by the Medicines and Healthcare products Regulatory Agency and the European Medicines Agency to grant marketing authorisations for aumolertinib. No trial date has been set.

Tagrisso patent proceedings, Russia
●
In August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow region (Court) against the Russian Ministry of Health (MOH) and Axelpharm LLC (Axelpharm) for improper use of AstraZeneca information in the authorisation of a generic version of Tagrisso. The suit against the MOH was dismissed in July 2024, after two appeals. The case against Axelpharm was dismissed in September 2024, and a subsequent appeal by AstraZeneca was also dismissed.
●
In November 2023, Axelpharm sought a compulsory licence under a patent related to Tagrisso; the action remains pending. The Axelpharm patent on which the compulsory licensing action was based was held invalid by the Russian Patent and Trademark Office (PTO) in August 2024, following a challenge by AstraZeneca. The PTO’s decision was upheld in June 2025, following an appeal by Axelpharm. At a further appeal hearing in November 2025, the Intellectual Property Court Presidium reversed earlier decisions and held Axelpharm’s patent valid. The Supreme Court rejected appeals by AstraZeneca and the PTO against this decision in February 2026. AstraZeneca filed a new invalidity claim against Axelpharm’s patent in May 2026.
●
In July 2024, AstraZeneca filed a patent infringement claim against Axelpharm in relation to a generic version of Tagrisso. The action was stayed by the Court pending resolution of the compulsory licensing action. In July 2026, AstraZeneca filed a patent infringement claim against OncoTarget LLC (OncoTarget) in relation to the manufacture of a generic version of Tagrisso.
●
In August 2024, after AstraZeneca filed a complaint, the Federal Anti-Monopoly Service of Russia (FAS) initiated a case against Axelpharm and OncoTarget. In November 2024, the FAS found Axelpharm (but not OncoTarget) to have committed unfair competition. In June 2025, the finding against Axelpharm was reversed on appeal. In December 2025, on appeal by AstraZeneca, the appellate decision was affirmed. AstraZeneca filed a further appeal, and in April 2026, the Intellectual Property Court restored the FAS’s finding of unfair competition and prohibited Axelpharm from selling the generic drug.

Product liability litigation
Legal proceedings brought against AstraZeneca
Farxiga and Xigduo XR, US Considered to be a contingent liability
●
AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier’s Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR.

● The parties have an agreement in principle to resolve all cases for an immaterial amount.

Commercial litigation
Legal proceedings brought against AstraZeneca
Amyndas Trade Secrets Litigation, US Matter Concluded
●
AstraZeneca has been defending a matter filed by Amyndas Pharmaceuticals Member P.C. and Amyndas Pharmaceuticals, LLC (collectively Amyndas), in Massachusetts federal court alleging trade secret misappropriation and breach of contract claims against AstraZeneca and Zealand Pharma U.S. Inc. related to Amyndas’ C3 inhibitor candidate.
●
In March 2026, the court granted AstraZeneca’s motion for partial summary judgment.
●
In June 2026, Amyndas agreed to dismiss with prejudice its remaining claims and waive its appeal rights.
●
This matter has concluded.

Barone Privacy Litigation, US Matter Concluded
●
In March 2026, a putative class action complaint against AstraZeneca and others was filed in Illinois federal court. The complaint alleges that AstraZeneca and others unlawfully used patient genetic information.
●
In June 2026, plaintiffs filed a Consolidated Class Action Complaint not naming AstraZeneca as a defendant.
●
This matter has concluded.

Definiens, Germany Matter Concluded
●
In July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (Sellers) regarding the 2014 share purchase agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46m in favour of the Sellers.
●
That award was annulled on appeal.
●
In April 2026, the parties agreed to a settlement for an immaterial amount.
●
This matter has concluded.

Syntimmune Milestone Litigation, US Considered to be a contingent liability
●
In connection with AstraZeneca's acquisition of Syntimmune, Inc. (Syntimmune) in December 2020, AstraZeneca was served with a lawsuit filed by the stockholders’ representative for Syntimmune in Delaware State Court (Court) that alleged, among other things, breaches of the 2018 merger agreement (Merger Agreement).
●
The stockholders’ representative alleges that AstraZeneca failed to meet its obligations under the Merger Agreement to use commercially reasonable efforts to achieve the milestones. AstraZeneca also filed a claim for breach of the representations in the Merger Agreement.
●
A trial was held in July 2023.
●
In September 2024, the Court issued a partial decision, concluding that the first milestone in the amount of $130m was achieved, and that AstraZeneca had breached its contractual obligation to use commercially reasonable efforts to achieve the milestones.
●
In June 2025, the Court issued a further partial decision awarding an additional $181m in damages on its September 2024 breach determination.
●
In May 2026, the Court issued a further decision awarding AstraZeneca $11.1m in damages for sellers' breach of a material representation in the Merger Agreement regarding manufacturing of drug substance and product supply.
●
AstraZeneca intends to appeal the Court's adverse decisions.

University of Sheffield Contract Dispute, UK Matter Concluded
●
In June 2024, AstraZeneca was served with a lawsuit filed by the University of Sheffield (Sheffield). In its complaint, Sheffield alleges that AstraZeneca made misrepresentations to induce Sheffield to amend a patent license agreement relating to Lynparza.
●
In May 2026, AstraZeneca entered into a global settlement agreement with Sheffield that resolves all disputes between the parties relating to this litigation in exchange for payment by AstraZeneca of $220m.
●
This matter has concluded.

Legal proceedings brought by AstraZeneca
Beyfortus Arbitration, US Considered to be a contingent asset and contingent liability	● In June 2026, AstraZeneca commenced an arbitration proceeding before the International Chamber of Commerce against Sanofi Pasteur Inc. (Sanofi) in relation to a collaboration agreement concerning the development and commercialisation of Beyfortus.  The arbitration relates to alleged non-performance of certain obligations under the collaboration agreement.
●
Sanofi has filed counterclaims in relation to AstraZeneca’s obligations under the same agreement.

PARP Inhibitor Royalty Dispute, UK Matter Concluded
●
In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK’s product, niraparib.
●
In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales (Trial Court) alleging that GSK had failed to pay all of the royalties due on niraparib sales under the license agreements.
●
In April 2023, after trial, the Trial Court issued a decision in AstraZeneca’s favour.
●
In February 2024, the Court of Appeal reversed the decision.
●
In March 2024, AstraZeneca filed a request for permission to appeal with the Supreme Court of the United Kingdom. In May 2024, the Supreme Court denied permission to appeal.
●
In July 2026, the parties agreed to settle the matter.
●
This matter has concluded.

Government investigations and proceedings
Legal proceedings brought against AstraZeneca
Texas Qui Tam, US Matter concluded
●
In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the State of Texas in Texas State Court in Harrison County, which alleges that AstraZeneca engaged in unlawful marketing practices.
●
In November 2025, the case was transferred to the Texas State Court in Travis County.
●
In November 2025, the State of Texas intervened in the matter.
●
In June 2026, the case settled for an immaterial amount.
●
This matter has concluded.

Legal proceedings brought by AstraZeneca
340B State Litigation, US Considered to be a contingent asset
●
AstraZeneca has filed lawsuits against Arkansas, Colorado, Hawaii, Kansas, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, North Dakota, Oklahoma, Oregon, Rhode Island, South Dakota, Tennessee, Utah, Vermont, Washington, and West Virginia challenging the constitutionality of each state’s 340B statute.
●
AstraZeneca has ongoing enforcement actions in Arkansas and Louisiana for alleged non-compliance with each state's 340B statute.
●
The US Court of Appeals for the Fifth Circuit affirmed summary judgment in favour of Louisiana in February 2026. AstraZeneca petition for rehearing was denied in July 2026.

Farxiga Inflation Reduction Act Litigation, US Matter concluded
●
In August 2023, AstraZeneca filed a lawsuit in the Delaware federal court against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS’ motions and dismissed AstraZeneca’s lawsuit.
●
In May 2025, the US Court of Appeals for the Third Circuit affirmed the District Court's dismissal of AstraZeneca's challenge.
●
In September 2025, AstraZeneca sought review by the US Supreme Court.
●
In May 2026, the US Supreme Court denied AstraZeneca's request for review.
●
This matter is now concluded.

Other
Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Matters disclosed in respect of the first quarter of 2026 and up to and including 28 April 2026, for which no updates disclosed in respect of the second quarter of 2026 and up to and including 26 July 2026

Patent litigation

Legal proceedings brought against AstraZeneca

Enhertu patent proceedings, US Matter concluded
●
In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from 1 April 2022 through to 4 November 2024, in addition to the past damages previously awarded by the District Court. AstraZeneca and Daiichi Sankyo appealed the District Court’s decision.
●
In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, among other things, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests and instituted both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. In February 2024, the USPTO issued a decision that the claims were unpatentable. Seagen appealed this decision; the USPTO intervened in the appeal.
●
In December 2025, the US Court of Appeals for the Federal Circuit issued decisions in both the District Court and PGR appeals finding that Seagen's patent is invalid and vacating the District Court’s prior infringement judgment and damages award. The deadline for filing an appeal has expired.
●
This matter has concluded.

Legal proceedings brought by AstraZeneca

Lynparza patent proceedings, US
●
AstraZeneca received a Paragraph IV notice relating to Lynparza patents from Natco Pharma Limited (Natco) in December 2022, Sandoz Inc. (Sandoz) in December 2023, Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in May 2024, and Zydus Pharmaceuticals (USA) Inc. (Zydus) in November 2024.
●
In response to these Paragraph IV notices, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigations against Natco, Sandoz, Cipla, and Zydus in the US District Court for the District of New Jersey. In the complaints, AstraZeneca alleged that the defendants’ generic versions of Lynparza, if approved and marketed, would infringe AstraZeneca’s patents.
●
In April 2026, AstraZeneca entered into a settlement agreement with Sandoz resolving all US patent litigation with Sandoz relating to Lynparza.
●
No trial date has been scheduled for trial with the remaining defendants.

Commercial litigation

Legal proceedings brought against AstraZeneca

340B Antitrust Litigation, US Considered to be a contingent liability
●
In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health, Inc. alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca’s motion to dismiss the complaint. In February 2024, the District Court denied plaintiffs’ request to file an amended complaint and entered an order closing the matter. In March 2024, plaintiffs filed an appeal.
●
In August 2025, the US Court of Appeals for the Second Circuit decided in the plaintiffs' favour, ordering the District Court to accept the amended complaint.
●
In March 2026, AstraZeneca sought further review by the US Supreme Court.

Government investigations and proceedings

Legal proceedings brought against AstraZeneca

340B Qui Tam, US Considered to be a contingent liability
●
In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the US District Court for the Central District of California (District Court). The complaint alleges that AstraZeneca violated the US False Claims Act and state law analogues. In March 2024, the District Court granted AstraZeneca’s motion to dismiss the First Amended Complaint without leave to amend.
●
In March 2026, the Ninth Circuit reversed the District Court's dismissal and remanded.

Note 6: Analysis of Revenue and Other operating income and expense

Table 23: Product Sales year-on-year analysis: H1 2026

The CER information in respect of H1 2026 included in the Interim financial statements has not been reviewed by KPMG LLP.

	World			US		Emerging Markets			Europe			Established RoW
For the half year ended 30 June		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	3,775	8	6	1,579	10	1,048	4	-	769	17	8	379	(1)	2
Imfinzi	3,548	31	29	2,008	28	398	35	32	781	45	34	361	15	20
Calquence	1,944	19	16	1,286	18	137	33	26	442	20	11	79	9	7
Lynparza	1,610	3	(1)	659	(4)	343	6	(1)	480	13	4	128	1	3
Enhertu	662	55	49	-	-	440	51	47	132	41	28	90	n/m	n/m
Zoladex	607	7	2	9	4	480	9	4	81	13	5	37	(16)	(18)
Truqap	431	43	41	306	21	35	n/m	n/m	65	n/m	n/m	25	98	n/m
Imjudo	160	(6)	(7)	100	10	13	9	8	28	22	13	19	(22)	(19)
Datroway	5	n/m	n/m	-	-	5	n/m	n/m	-	-	-	-	-	-
Etcamah	3	n/m	n/m	-	-	3	n/m	n/m	-	-	-	-	-	-
Other Oncology	203	(6)	(8)	4	(1)	141	(3)	(6)	8	(19)	(30)	50	(12)	(7)
Oncology	12,948	17	14	5,951	15	3,043	16	11	2,786	26	16	1,168	9	11
Farxiga	3,997	(5)	(11)	668	(17)	1,618	(6)	(13)	1,586	10	1	125	(45)	(45)
Crestor	685	8	4	18	(23)	612	12	8	1	n/m	80	54	(16)	(13)
Brilinta	186	(64)	(66)	16	(94)	142	4	-	24	(78)	(80)	4	(35)	(33)
Lokelma	419	28	26	164	14	93	47	41	87	56	44	75	17	23
Seloken	337	9	5	-	-	326	9	5	9	5	5	2	(1)	(8)
roxadustat	57	(62)	(64)	-	-	57	(62)	(64)	-	-	-	-	-	-
Wainua	121	44	44	109	33	4	n/m	n/m	7	n/m	n/m	1	n/m	n/m
Baxfendy	3	n/m	n/m	2	n/m	1	n/m	n/m	-	-	-	-	-	-
Other CVRM	206	(25)	(28)	(9)	n/m	145	5	1	42	(45)	(49)	28	(14)	(11)
CVRM	6,011	(8)	(12)	968	(28)	2,998	(2)	(7)	1,756	3	(5)	289	(27)	(25)
Symbicort	1,418	(1)	(4)	545	(9)	417	4	-	296	9	1	160	(5)	(8)
Fasenra	1,053	14	12	594	7	92	75	69	258	13	4	109	31	33
Breztri	699	20	17	309	5	208	34	27	127	45	34	55	24	24
Tezspire	321	62	54	-	-	44	n/m	n/m	202	57	46	75	39	43
Saphnelo	380	25	24	318	20	11	67	63	36	71	57	15	40	44
Pulmicort	269	2	(3)	3	(6)	219	5	-	31	(9)	(16)	16	(16)	(17)
Airsupra	87	24	23	78	12	9	n/m	n/m	-	-	-	-	-	-
Other R&I	130	(18)	(21)	15	(73)	55	(22)	(26)	57	97	88	3	(1)	(4)
R&I	4,357	11	8	1,862	1	1,055	16	11	1,007	26	17	433	13	13
Beyfortus	71	(44)	(44)	61	(40)	-	-	-	9	(62)	(63)	1	(38)	(29)
FluMist	26	n/m	n/m	(2)	n/m	1	n/m	n/m	-	-	-	27	n/m	n/m
Other ID	92	(43)	(47)	(1)	(40)	70	(42)	(46)	16	(39)	(46)	7	(60)	(58)
ID*	189	(37)	(40)	58	(42)	71	(41)	(45)	25	(51)	(55)	35	21	18
Ultomiris	2,584	16	14	1,398	10	190	68	65	605	22	12	391	13	17
Soliris	778	(20)	(22)	414	(27)	248	10	6	61	(46)	(50)	55	(20)	(21)
Strensiq	1,053	41	40	859	47	65	30	13	68	20	10	61	10	14
Koselugo	347	26	21	94	(11)	115	52	42	99	39	28	39	74	80
Other Rare Disease	149	32	25	58	7	34	73	47	41	20	10	16	n/m	n/m
Rare Disease	4,911	13	11	2,823	9	652	35	28	874	13	4	562	13	16
Other Medicines	480	(6)	(8)	42	6	359	(9)	(11)	39	12	8	40	(3)	(3)
Total Medicines	28,896	8	5	11,704	6	8,178	8	3	6,487	16	7	2,527	4	6

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

* ID: Infectious Disease

Table 24: Product Sales year-on-year analysis: Q2 2026 (Unreviewed)

The Q2 2026 information in respect of the three months ended 30 June 2026 included in the Interim financial statements has not been reviewed by KPMG LLP.

	World			US		Emerging Markets			Europe			Established RoW
For the quarter ended 30 June		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	1,941	7	6	845	11	512	5	1	383	9	4	201	(3)	2
Imfinzi	1,854	27	27	1,054	25	211	39	36	398	39	34	191	10	17
Calquence	1,022	17	16	687	18	67	36	30	225	13	9	43	3	3
Lynparza	829	(1)	(3)	351	(7)	170	4	(2)	240	5	1	68	(2)	3
Enhertu	338	47	44	-	-	223	43	41	68	34	28	47	n/m	98
Zoladex	304	7	2	5	10	239	9	4	42	10	5	18	(23)	(24)
Truqap	233	37	37	168	18	17	n/m	n/m	34	n/m	n/m	14	77	85
Imjudo	83	(7)	(7)	51	(11)	7	(3)	(3)	14	25	20	11	(21)	(16)
Datroway	4	n/m	n/m	-	-	4	n/m	n/m	-	-	-	-	-	-
Etcamah	3	n/m	n/m	-	-	3	n/m	n/m	-	-	-	-	-	-
Other Oncology	102	(4)	(5)	2	58	69	(2)	(5)	4	(15)	(28)	27	(11)	(3)
Oncology	6,713	15	13	3,163	14	1,522	16	12	1,408	19	14	620	5	10
Farxiga	1,804	(16)	(19)	219	(48)	694	(19)	(24)	808	6	1	83	(22)	(19)
Crestor	331	4	1	10	(18)	299	9	5	-	-	-	22	(31)	(27)
Brilinta	80	(62)	(63)	2	(98)	66	5	3	11	(79)	(80)	1	(31)	(17)
Lokelma	221	26	26	85	13	48	47	40	47	54	46	41	12	22
Seloken	157	6	2	-	-	153	6	2	3	(1)	(3)	1	12	4
roxadustat	14	(81)	(82)	-	-	14	(81)	(82)	-	-	-	-	-	-
Wainua	70	58	58	64	50	1	n/m	n/m	4	n/m	n/m	1	n/m	n/m
Baxfendy	3	n/m	n/m	2	n/m	1	n/m	n/m	-	-	-	-	-	-
Other CVRM	91	(34)	(35)	(7)	n/m	70	5	2	14	(64)	(64)	14	(20)	(14)
CVRM	2,771	(15)	(18)	375	(44)	1,346	(11)	(15)	887	-	(4)	163	(16)	(12)
Symbicort	671	(6)	(8)	254	(20)	191	14	10	145	6	2	81	(12)	(14)
Fasenra	570	14	13	338	10	46	81	75	129	3	(1)	57	29	34
Breztri	346	22	20	161	9	93	43	35	62	36	31	30	23	26
Tezspire	172	54	51	-	-	24	n/m	n/m	107	49	42	41	33	41
Saphnelo	209	25	24	175	21	7	68	64	19	58	51	8	31	38
Pulmicort	120	13	9	2	11	97	20	15	14	(5)	(9)	7	(17)	(17)
Airsupra	50	19	18	45	9	5	n/m	n/m	-	-	-	-	-	-
Other R&I	69	13	9	7	(55)	27	(1)	(8)	33	n/m	n/m	2	6	5
R&I	2,207	11	9	982	-	490	29	24	509	21	16	226	9	11
Beyfortus	47	(52)	(52)	38	(49)	-	-	-	8	(66)	(67)	1	34	58
FluMist	18	79	78	(2)	n/m	1	n/m	n/m	-	-	-	19	90	82
Other ID	34	(31)	(34)	(1)	73	30	(20)	(26)	1	78	69	4	(68)	(66)
ID*	99	(37)	(38)	35	(52)	31	(18)	(24)	9	(62)	(64)	24	7	6
Ultomiris	1,314	12	12	719	8	87	42	41	307	14	9	201	12	19
Soliris	389	(27)	(28)	199	(29)	135	(15)	(19)	28	(50)	(50)	27	(21)	(22)
Strensiq	536	36	36	452	42	16	2	2	37	20	14	31	7	15
Koselugo	177	29	27	52	-	54	51	45	50	34	27	21	78	90
Other Rare Disease	74	36	33	30	8	13	n/m	n/m	20	11	5	11	n/m	n/m
Rare Disease	2,490	9	8	1,452	8	305	10	6	442	7	3	291	13	20
Other Medicines	230	(4)	(6)	19	(9)	166	(10)	(13)	25	52	51	20	12	14
Total Medicines	14,510	5	4	6,026	3	3,860	4	-	3,280	11	7	1,344	4	9

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

* ID: Infectious Disease

Table 25: Alliance Revenue: H1 2026

For the half year ended 30 June
	2026	2025
	$m	$m
Enhertu	1,058	834
Tezspire	372	285
Beyfortus	123	109
Datroway	93	14
Other royalty revenue	51	48
Other Alliance Revenue	2	3
Total	1,699	1,293

Table 26: Collaboration Revenue: H1 2026

For the half year ended 30 June
	2026	2025
	$m	$m
Farxiga: sales milestones	44	77
Crestor: sales milestones	32	-
Other Collaboration Revenue	1	5
Total	77	82

Table 27: Other operating income and expense: H1 2026

For the half year ended 30 June
	2026	2025
	$m	$m
Total	341	192

Other shareholder information

Financial calendar

–	Announcement of 9M and Q3 2026 results: 30 October 2026

Dividend payment dates

Dividends are normally paid as follows:

–First interim:Announced with the half-year results and paid in September

–	Second interim: Announced with the full-year results and paid in March

Dividend dates

Dividend	Announced	Ex-dividend date[1]:	Ex-dividend date[1]:	Record date	Payment date
		LSE, Nasdaq Stockholm	NYSE
2026 First interim	27 Jul 2026	6 Aug 2026	7 Aug 2026	7 Aug 2026	8 Sep 2026

The completion of cross-border movements of shares by intermediaries between the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange is subject to the receiving broker identifying and confirming such movements. Where a cross-border movement of shares is initiated but not completed by the relevant dividend record dates, the dividend in respect of those shares will be received in the originating market on the relevant dividend payment date.

Accordingly, shareholders are advised not to initiate any cross-border movements of shares during the period from 5 August 2026 to 7 August 2026 (inclusive) in respect of the 2026 First interim dividend.

1.

The ex-dividend dates for the principal markets differ due to the different settlement cycles currently applicable for shares trading on the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange. Shareholders should consider the applicable ex-dividend date for the securities they hold in each market.

Contact details

For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence

Registered office	UK Registrar and Transfer Office	Swedish Central Securities Depository	US Registrar and Transfer Agent
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	Computershare Investor Services PO Box 43078 Providence RI, 02940-3078
UK	UK	Sweden	US
+44 (0) 20 3749 5000	0800 707 1682 (UK only)	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 370 707 1682		+1 (781) 575 2844

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); Tezspire, a trademark of Amgen, Inc; and Zegrofy a trademark of Dizal (Jiangsu) Pharmaceuticals Co., Ltd.

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca’s innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

‒	the risk of failure or delay in delivery of pipeline or launch of new medicines
‒	the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒	the risk of failures or delays in the quality or execution of the Group’s commercial strategies
‒	the risk of pricing, affordability, access and competitive pressures
‒	the risk of failure to maintain supply of compliant, quality medicines
‒	the risk of illegal trade in our Group’s medicines
‒	the risk of reliance on third-party goods and services
‒	the risk of failure in IT or cybersecurity
‒	the risk of failure of critical processes
‒	the risk of failure to collect and manage data and AI in line with legal and regulatory requirements and strategic objectives
‒	the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒	the risk of failure to meet our sustainability targets, regulatory requirements or stakeholder expectations with respect to the environment
‒	the risk of failure to meet regulatory and ethical expectations on commercial practices, including anti-bribery/ anti-corruption, anti-fraud and scientific exchanges
‒	the risk of the safety and efficacy of marketed medicines being questioned
‒	the risk of adverse outcome of litigation and/or governmental investigations
‒	intellectual property-related risks to the Group's products
‒	the risk of failure to achieve strategic plans or meet targets or expectations
‒	the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business
‒	the risk of failure in internal control, financial reporting or the occurrence of fraud
‒	the risk of unexpected deterioration in the Group’s financial position.

Glossary

1L, 2L, etc	First line, second line, etc	HCC	Hepatocellular carcinoma
aBC	Advanced breast cancer	HER2 / +/- /low /m	Human epidermal growth factor receptor 2 gene / positive / negative / low expression / mutant
aHUS	Atypical haemolytic uraemic syndrome	HES	Hypereosinophilic syndrome
ASCO	American Society of Clinical Oncology	HPP	Hypophosphatasia
ATTR / -CM / -PN	Transthyretin-mediated amyloid / cardiomyopathy / polyneuropathy	HR / + / -	Hormone receptor / positive / negative
BCG	Bacillus Calmette-Guérin therapy	HSCT-TMA	Hematopoietic stem cell transplantation-associated thrombotic microangiopathy
BRCA / m	Breast cancer gene / mutation	ICCBH	International Conference on Children's Bone Health
BTKi	Bruton tyrosine kinase inhibitor	ICS	Inhaled corticosteroid
CDK4	Cyclin-dependent kinase 4	ID	Infectious Disease
CER	Constant exchange rates	IgAN	Immunoglobulin A neuropathy
CHMP	Committee for Medicinal Products for Human Use (EU)	IHC	Immunohistochemistry
CI	Confidence interval	IL-5, IL-33, etc	Interleukin-5, interleukin-33, etc
CLL	Chronic lymphocytic leukaemia	ISH	In situ hybridization
CN	China	JP	Japan
COPD	Chronic obstructive pulmonary disease	LABA	Long-acting beta-agonist
CRSwNP	Chronic rhinosinusitis with nasal polyps	LAMA	Long-acting muscarinic-agonist
CV	Cardiovascular	MCL	Mantle cell lymphoma
CVRM	Cardiovascular, Renal and Metabolism	mCRPC	Metastatic castration-resistant prostate cancer
EBITDA	Reported Profit before tax after adding back Net finance expense, results from joint ventures and associates, and charges for Depreciation, amortisation and impairment	RGI-C	Radiographic Global Impression of Change
ECE	European Congress of Endocrinology	mHSPC	Metastatic hormone sensitive prostate cancer
EFS	Event free survival	MIBC	Muscle-invasive bladder cancer
EGFR / m	Epidermal growth factor receptor gene / mutation	n/m	Growth rate not meaningful
EGFR / m	Epidermal growth factor receptor gene / mutation	NGP	Next-generation propellant
EGPA	Eosinophilic granulomatosis with polyangiitis	NMIBC	Non muscle-invasive bladder cancer
EPS	Earnings per share	NMOSD	Neuromyelitis optica spectrum disorder
ER	Oestrogen receptor	NRDL	National reimbursement drug list
ERA	European Renal Association	NSCLC	Non-small cell lung cancer
ESR1 / m	Oestrogen Receptor 1 gene / mutation	OS	Overall survival
EU	Europe (in financial tables) or European Union	PARP	Poly ADP ribose polymerase
EVH	Extravascular haemolysis	PD	Progressive disease
FDA	US Food and Drug Administration	PDE3	Phosphodiesterase 3 enzyme
FDC	Fixed dose combination	PFS	Progression free survival
FEV	Forced expectorant volume	PNH	Paroxysmal nocturnal haemoglobinuria
FLOT	Fluorouracil, oxaliplatin and docetaxel	PR	Partial response
FY	Full year / Financial year	PTEN	Phosphatase and tensin homologue gene
GAAP	Generally Accepted Accounting Principles	R&I	Respiratory & Immunology
GEJ	Gastro oesophageal junction	RGI-C	Radiographic Global Impression of Change
GI	Gastrointestinal	SG&A	Sales, general and administration
gMG	Generalised myasthenia gravis	STRIDE	Single tremelimumab regular interval durvalumab
GU	Genito-urinary	TACE	Transarterial chemoembolisation
GYN	Gynaecological	TKI	Tyrosine kinase inhibitor
		TMA	Thrombotic microangiopathy
		TNBC	Triple negative breast cancer
		VBP	Volume-based procurement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27th July, 2026	By:	/s/ Matthew Bowden
	Name:	Matthew Bowden
	Title:	Company Secretary